UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004.

Commission File Number: 001-31221

Total number of pages: 76

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation, dated May 28, 2004, of Notice of Convoction of the 13th Ordinary General Meeting of Shareholders.
2.	English translation of report to shareholders regarding the 13th fiscal year of NTT DoCoMo, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: May 28, 2004	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

[ Translation]
May 28, 2004
To Shareholders
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Japan
Keiji Tachikawa
President and CEO

NOTICE OF CONVOCATION OF

THE 13th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 13th Ordinary General Meeting of Shareholders of the Company (“Meeting”) will be held as described below.

If on the appointed day you cannot be present, please review the “Reference Materials Pertaining to Exercise of Voting Rights” enclosed herein, indicate your votes for or against the matters set forth on the enclosed proxy voting form, impress your seal thereon, and return the form via postal mail; or, if you use a cellular handset compatible with “i-mode” or a personal computer, you may access our proxy voting site on the Internet at http://koushi.ufjtrustbank.co.jp/ in accordance with the procedures described on pages 18-21 herein, and input your preferences.

When exercising voting rights via the Internet, please carefully observe the cautions noted herein.

Details

1.	Date and Time:	Friday, June 18, 2004 at 10:00 a.m.

2.	Place of the Meeting:	Tsuru-no-ma, 1st Floor
Hotel New Otani
4-1, Kioi-cho, Chiyoda-ku, Tokyo
Japan

3.	Matters to be dealt with at the Meeting:

Matters to be reported:

Report on Business Report and Statement of Income for the 13th Fiscal Year (from April 1, 2003 to March 31, 2004), and Balance Sheet as of March 31, 2004

Matters to be resolved:

First Item of Business:	Approval of Proposed Appropriation of Retained Earnings for the 13th Fiscal Year

Second Item of Business:	Repurchase of shares A summary of this item appears in the section entitled “Reference Materials Pertaining to Exercise of Voting Rights” on page 3 herein, below.

Third Item of Business:	Partial amendment to the Articles of Incorporation A summary of this item appears in the “Reference Materials Pertaining to Exercise of Voting Rights” on pages 4 herein, below.

Fourth Item of Business:	Election of 25 Directors

Fifth Item of Business:	Election of 1 Corporate Auditor

Sixth Item of Business:	Award of Retirement Benefits Payments to Retiring Directors and Corporate Auditor

A copy of the financial statements and a certified copy of the Independent Auditor’s Report on the financial statements required to be attached to this Notice are as stated in the “Report for the 13th Fiscal Year” (from page 3 to page 43) attached hereto.

If you attend the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting.

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Reference Materials Pertaining to Exercise of Voting Rights

1. Total Number of Voting Rights Held by All Shareholders:

48,594,059 voting rights

2. Items of Business and Matters for Reference:

First Item of Business:    Approval of Proposed Appropriation of Retained Earnings for the 13th Fiscal Year

The proposal for appropriation of retained earnings of the Company for this fiscal year is as stated in the “Report for the 13th Fiscal Year” (page 39) attached hereto.

Taking into account results of operations and the management environment, the Company distributes dividends with the aim of providing continuous stable dividends while trying to enhance its financial condition and secure internal reserves.

It is proposed that the Company declare a year-end dividend of ¥1,000 per share, including an ordinary dividend of ¥500 a share as well as a commemorative dividend of ¥500 a share in recognition of i-mode subscriptions passing the 40 million mark. The Company paid an interim dividend of ¥500 a share in November 2003, and accordingly, the aggregate amount of annual dividends for this fiscal year will be ¥1,500 per share.

Second Item of Business:    Repurchase of Shares

In order to improve capital efficiency, and to implement a capital strategy that can flexibly respond to changes in the management environment, it is proposed that the Company repurchase up to 2,500,000 shares of its common stock, up to an aggregate repurchase price of ¥600,000 million, during the term between the close of this Ordinary General Meeting of Shareholders and the close of the next following Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code of Japan.

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Third Item of Business:    Partial Amendment to the Articles of Incorporation

1. Reasons for Amending to the Articles of Incorporation of the Company

(1)	Because the “Law Concerning Partial Amendments to the Commercial Code and Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki-Kaisha” (Law No.132 of 2003) became effective on September 25, 2003, under which companies may purchase their own shares pursuant to a resolution of their Board of Directors in accordance with the provisions of their Articles of Incorporation, it is proposed that the Company amend its Articles of Incorporation to add an provision as Article 6 for the repurchase of its shares, thereby further enabling the Company to act dynamically in response to operational, financial, and other conditions . In accordance with above, it is proposed that the following numbering changes be made to the Articles of Incorporations of the Company.

2. Contents of Amendments to the Articles of Incorporation of the Company

The contents of the proposed amendments to the Articles of Incorporation of the Company are as follows:

(Provisions proposed to be amended are underlined.)

Current Articles of Incorporation	Proposed amendments

(to be newly created)

(Repurchase of Own Shares)

Article 6. The Company may repurchase its own shares pursuant to a resolution of the Board of Directors in accordance with the provisions of Article 211-3, paragraph 1(2) of the Commercial Code of Japan.

Articles 6 to 28 (omitted)	Article 7 to 29 (Same as at present)

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Fourth	Item of Business: Election of 25 Directors

As the terms of office of 27 Directors will expire at the close of this Meeting, it is proposed that 25 Directors be elected.

The candidates for Director positions are as follows:

Candidate Number	Name (Date of Birth)		History and Positions	Number of the Company Shares Owned
1	Masao Nakamura (November 11, 1944)	July 1969	Entered NTT Public Corporation	47

		June 1998	Senior Vice President and Managing Director of Accounting Department of the Company

		January 1999	Senior Vice President and Managing Director of Accounts and Finance Department of the Company

		June 1999	Executive Vice President, Managing Director of Accounts and Finance Department and Chief Financial Officer of the Company

		June 2002	Executive Vice President and Managing Director of Mobile Multimedia Division of the Company

		June 2003	Senior Executive Vice President and Managing Director of Marketing Division of the Company

2	Masayuki Hirata (July 30, 1947)	April 1970	Entered NTT Public Corporation	41

		June 1998	General Manager of Business Management Department and Coordination Department of Group Companies Division, Senior Manager of Holding Company Preparatory Office of NTT Corporation (“NTT”)

		January 1999	General Manager of Transition Settlement Office, Director of Department IV of NTT-Holding Provisional Headquarters of NTT

		July 1999	Director of Department IV of NTT

		June 2000	Senior Vice President and Managing Director of Affiliated Companies Department of the Company

		June 2001	Executive Vice President, Managing Director of Accounts and Finance Department and Chief Financial Office of the Company

5

Candidate Number	Name (Date of Birth)		History and Positions	Number of the Company Shares Owned
3	Kunio Ishikawa (September 2, 1948)	April 1971	Entered NTT Public Corporation	38

		June 1998	Managing Director of Plant Constructing Department of the Company

		June 1999	Senior Vice President and Managing Director of Plant Constructing Department of the Company

		April 2000	Senior Vice President and Managing Director of Network Engineering Department of the Company

		June 2000	Senior Vice President and Managing Director of Personnel Development Department of the Company

		June 2002	Executive Vice President and Managing Director of Network Division of the Company

4	Seijiro Adachi (July 8, 1944)	April 1968	Entered Ministry of Posts and Telecommunications	5

		June 1998	Director General of Postal Life Insurance Bureau of Ministry of Posts and Telecommunications

		January 2001	Director General of Postal Services Agency

		February 2002	Chief Executive Officer of the Foundation for the Policyholders of Postal Office Life Insurance

5	Kei-ichi Enoki (March 15, 1949)	April 1974	Entered NTT Public Corporation	57

		January 1997	Managing Director of Corporate Marketing Department of the Company

		August 1997	Managing Director of Gateway Business Department of the Company

		June 2000	Senior Vice President and Managing Director of Gateway Business Department of the Company

		July 2001	Senior Vice President and Managing Director of i-mode Business Division of the Company

		June 2003	Executive Vice President and Managing Director of i-mode Business Division of the Company

6

Candidate Number	Name (Date of Birth)		History and Positions	Number of the Company Shares Owned
6	Yasuhiro Kadowaki (April 30, 1948)	July 1971	Entered NTT Public Corporation	32

		January 1999	Executive Manager of General Affairs Department, NTT West Provisional Headquarters of NTT

		July 1999	Senior Manager of General Affairs Department of NTT West

		June 2001	Senior Vice President and Deputy Managing Director of Corporate Marketing Division of the Company

		June 2002	Senior Vice President and Managing Director of General Affairs Department of the Company

		June 2003	Executive Vice President and Managing Director of General Affairs Department of the Company

7	Takanori Utano (September 20, 1949)	April 1974	Entered NTT Public Corporation	24
		July 1992	Executive Engineer of Research and Development Department of the Company

		July 1994	Senior Manager of Research and Development Department of the Company

		June 1998	Managing Director of Radio Network Development Department of the Company

		June 2001	Senior Vice President and Managing Director of Radio Network Development Department of the Company

		June 2002	Senior Vice President and Managing Director of Research and Development Planning Department of the Company

8	Kiyoyuki Tsujimura (January 11, 1950)	April 1975	Entered NTT Public Corporation	50
		July 1992	Senior Manager of Corporate Planning Department of the Company

		October 1993	Senior Manager of Corporate Strategy & Planning Department of the Company

		January 1999	Managing Director of Global Business Department of the Company

		June 2001	Senior Vice President and Managing Director of Global Business Department of the Company

		June 2002	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

7

Candidate Number	Name (Date of Birth)		History and Positions	Number of the Company Shares Owned
9	Shunichi Tamari (January 10, 1949)	April 1971	Entered NTT Public Corporation	28

		January 1996	Managing Director of Satellite Business Department of the Company

		June 1999	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of NTT DoCoMo Hokuriku

		June 2001	Executive Vice President and Managing Director of Corporate Strategy & Planning Department of NTT DoCoMo Hokuriku

		June 2002	Senior Vice President and Managing Director of Service Operation & Maintenance Department of the Company

		January 2004	Senior Vice President and Managing Director of Service Quality Management Department of the Company

10	Takashi Sakamoto (January 13, 1949)	April 1973	Entered NTT Public Corporation	15

		August 1997	Senior Manager of General Affairs and Accounting Department, Long-Distance Business Division of NTT

		January 1999	Senior Manager of Department I of NTT-Holding Provisional Headquarters of NTT Corporation

		July 1999	Senior Manager of Department I, NTT

		July 2001	Managing Director of Public Relations Department of the Company

		June 2002	Senior Vice President and Managing Director of Public Relations Department of the Company

11	Shuro Hoshizawa (June 17, 1949)	April 1973	Entered NTT Public Corporation	10

		March 1995	General Manager, Kumagaya Branch of NTT

		March 1997	Senior Manager, Coordination Department, Group Companies Division of NTT

		January 1999	Senior Manager, Corporate Planning Department of NTT East Provisional Headquarters of NTT

		July 1999	Senior Manager of Corporate Planning Department of NTT

		June 2002	Senior Vice President and Managing Director of Corporate Marketing Department I of the Company

8

Candidate Number	Name (Date of Birth)		History and Positions	Number of the Company Shares Owned
12	Yoshiaki Ugaki (November 23, 1949)	April 1972	Entered NTT Public Corporation	6

		July 1997	Senior Manager of Legal Audit Department of NTT

		January 1999	General Manager of Audit Office and Senior Manager of Department IV of NTT-Holding Provisional Headquarters of NTT

		July 1999	General Manager of Audit Office and Senior Manager of Department IV of NTT

		June 2001	Senior Vice President and Managing Director of Accounting Department of NTT DoCoMo Kansai

		July 2002	Senior Vice President and Managing Director of Accounts and Finance Department of NTT DoCoMo Kansai

13	Hideki Niimi (February 26, 1951)	April 1976	Entered NTT Public Corporation	12

		April 2000	Managing Director of MM Planning Department of the Company

		June 2002	Managing Director of MM Planning Department, MM Business Department, and M-stage Business Department of the Company

		June 2002	Senior Vice President and Managing Director of MM Planning Department and M-stage Business Department of the Company

		July 2002	Senior Vice President and Managing Director of MM Planning Department of the Company

		June 2003	Senior Vice President and Managing Director of Procurement and Supply Department of the Company

14	Yojiro Inoue (March 25, 1949)	April 1972	Entered Ministry of Posts and Telecommunications	12

		July 1999	Director General of Tokai Bureau of Postal Services of Ministry of Posts and Telecommunications

		July 2000	Vice President of the Satellite Information Foundation for Horse Racing Agriculture Forestry and Fisheries

		June 2003	Senior Vice President and Managing Director of DIG Promotion Office of the Company

9

Candidate Number	Name (Date of Birth)		History and Positions	Number of the Company Shares Owned
15	Harunari Futatsugi (November 23, 1951)	April 1976	Entered NTT Public Corporation	11

		March 1995	Senior Manager of Technology Strategy Planning Department of NTT

		July 1996	Senior Manager of Technology Department of NTT

		January 1999	Senior Manager of Corporate Strategy & Planning Department of the Company

		June 2001	General Manager of the Saitama Branch of the Company

		June 2003	Senior Vice President and Managing Director of Network Planning Department of the Company

		June 2003	Chairman of In-Tunnel Cellular Association

16	Bunya Kumagai (October 13, 1952)	April 1975	Entered NTT Public Corporation	29

		June 1999	Managing Director of Cellular Business Marketing Department of the Company

		April 2001	Managing Director of Sales Promotion Department of the Company

		June 2002	Managing Director of Agency Management Department of the Company

		April 2003	Managing Director of Sales Promotion Department of the Company

		June 2003	Senior Vice President and Managing Director of Sales Promotion Department of the Company

17	Seiji Tanaka (November 16, 1942)	April 1968	Entered Ministry of Posts and Telecommunications	8

		July 1999	Director General of Technology Policy Coordination, Minister’s Secretariat, Ministry of Posts and Telecommunications

		January 2001	Director General of Technology Policy Coordination, Minister’s Secretariat, Ministry of Public Management, Home Affairs, Posts and Telecommunications

		August 2001	Director General, University of the Air Foundation

		Sept. 2003	Advisor of the Company

10

Candidate Number	Name (Date of Birth)		History and Positions	Number of the Company Shares Owned
18	Hiroaki Nishioka (January 30, 1949)	April 1971	Entered NTT Public Corporation	7

		June 1998	Senior Manager, Holding Company Preparatory Office, NTT

		January 1999	Senior Manager, Department IV of NTT-Holding Provisional Headquarters of NTT

		July 1999	Senior Manager of Department IV of NTT

		March 2000	Senior Manager of Accounts and Finance Department of the Company

		June 2002	General Manager of Nagano Branch of the Company

19	Fumio Nakanishi (January 22, 1950)	April 1972	Entered Ministry of Posts and Telecommunications	10

		June 1998	Director General of Shinetsu Bureau of Postal Services

		July 1999	Director of Tokyo Business Center of Postal Life Insurance

		July 2000	Managing Director of Telecommunications Advancement Organization of Japan

		April 2003	Advisor of National Institute of Information and Communications Technology

20	Akio Ooshima (June 23, 1951)	April 1974	Entered NTT Public Corporation	6

		July 1998	Senior Manager of Coordination Department, Group Companies Division of NTT

		January 1999	Senior Manager, Planning Department of NTT East Provisional Headquarters of NTT

		July 1999	Senior Manager, Planning Department of NTT East

		December 2000	Senior Manager of Personnel Development Department of the Company

		June 2002	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of NTT DoCoMo Kyushu

11

Candidate Number	Name (Date of Birth)		History and Positions	Number of the Company Shares Owned
21	Masatoshi Suzuki (October 30, 1951)	April 1975	Entered NTT Public Corporation	5

		July 1994	Senior Manager, Personnel Department of NTT

		July 1996	Senior Manager, Personnel and Labor Department of NTT

		January 1999	Senior Manager, Planning Department of NTT East Provisional Headquarters of NTT

		July 1999	Senior Manager, Planning Department of NTT East

		July 2002	General Manager, Miyagi Branch of NTT East

22	Fumio Iwasaki (February 28, 1953)	April 1977	Entered NTT Public Corporation	8

		July 1998	Senior Manager of Plant Planning Department of the Company

		March 1999	Deputy Managing Director of Plant Planning Department of the Company

		April 2000	Deputy Managing Director of Network Engineering Department of the Company

		June 2000	Managing Director of Network Engineering Department of the Company

		June 2002	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of NTT DoCoMo Chugoku

23	Tsuyoshi Nishiyama (December 24, 1953)	April 1978	Entered NTT Public Corporation	10

		July 1994	Managing Director of Plant Department, NTT DoCoMo Hokkaido

		December 1996	Senior Manager of Corporate Strategy & Planning Department of the Company

		April 2000	Managing Director of Corporate strategy & Planning Department of NTT DoCoMo Shikoku

		June 2002	Managing Director of Network Engineering Department of the Company

		January 2004	Managing Director of Radio Access Network Engineering Department of the Company

12

Candidate Number	Name (Date of Birth)		History and Positions	Number of the Company Shares Owned
24	Keiji Tachikawa (May 27, 1939)	April 1962	Entered NTT Public Corporation	142

		June 1996	Senior Executive Vice President and Senior Executive Manager of Corporate Marketing Headquarters, Senior Executive Manager of Service Engineering Headquarters of NTT

		July 1996	Senior Executive Vice President and Senior Executive Manager of Corporate Marketing Headquarters of NTT

		June 1997	Senior Executive Vice President of the Company

		August 1997	Senior Executive Vice President and Managing Director of Mobile Computing Promotion Division of the Company

		June 1998	President and Chief Executive Officer of the Company

25	Masayuki Yamamura (March 30, 1953)	April 1978	Entered NTT Public Corporation	5

		July 1994	Senior Manager, Chugoku Branch of NTT

		July 1996	Senior Manager, Business Planning Department, Group Business Promotion Division of NTT

		July 1996	Senior Manager, Business Management Department of Group Companies Division of NTT

		January 1999	Senior Manager, Department I of NTT-Holding Provisional Headquarters of NTT

		July 1999	Senior Manager of Department I of NTT

		June 2002	Senior Vice President of the Company

(Note)

1.	Harunari Futatsugi is Chairman of In-Tunnel Cellular Association, with which the Company has entered into cost-sharing and construction and maintenance contracts.
2.	Masayuki Yamamura satisfies the requirements for an outside member of the board of directors, as set forth in Article 188-2, paragraph 7(2) of the Commercial Code.

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Fifth Item of Business:    Election of 1 Corporate Auditor

As the term of office of Mr. Kiyoto Uehara will expire at the close of this Meeting, it is proposed that one Corporate Auditor be elected.

The candidate therefor, to whom the Board of Corporate Auditors has given its approval, is as follows:

Candidate Number	Name (Date of Birth)	History and Positions		Number of the Company Shares Owned
1	Shoichi Matsuhashi (November 15, 1943)	April 1969	Entered NTT Public Corporation	5

		September 1995	Representative Director of DoCoMo Mobile

		June 1999	Representative Director and Executive Vice President of DoCoMo Mobile

		April 2000	Representative Director, Executive Vice President and Managing Director of Mobile Service Division and Technology Department of DoCoMo Mobile

		April 2001	Representative Director, Executive Vice President and Managing Director of Mobile Service Division of DoCoMo Mobile

		June 2002	President of DoCoMo Engineering Tohoku

14

Sixth Item of Business:    Award of Retirement Benefits Payments to Retiring Directors and a Corporate Auditor

It is proposed that retirement benefits payments be awarded to 12 Directors, Mr. Shiro Tsuda, Mr. Toyotaro Kato, Mr. Kimio Tani, Mr. Kota Kinoshita, Mr. Kunio Ushioda, Mr. Noboru Inoue, Mr. Kunito Abe, Mr. Tamon Mitsuishi, Mr. Toshiharu Nishigaichi, Mr. Minoru Hyuga, and Mr. Yoshiaki Noda, who will resign at the close of this Meeting due to the expiration of their full term of office, and Corporate Auditor Mr. Kiyoto Uehara, who will retire at the close of this Ordinary General Meeting of Shareholders due to the expiration of his full term of office, in order to compensate them for their services during their terms of office, within a reasonable range in an amount to be determined in accordance with the prescribed standards of the Company.

The determination of, among other things, amounts, payment date and methods, is proposed to be entrusted to the Board of Directors with regard to the retiring Directors and to the Board of Corporate Auditors with regard to the retiring Corporate Auditor.

The Company has a prescribed internal standard concerning retirement benefits for Directors and Corporate Auditors, by which the amount of retirement benefits can be clearly calculated and which is available for inspection by shareholders.

The personal history of each of the retiring Directors and Corporate Auditor is as follows:

Name	History
Shiro Tsuda	June 1996	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

	June 1998	Executive Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

	April 2000	Executive Vice President and Managing Director of Network Division of the Company

	November 2001	Senior Executive Vice President and Managing Director of Network Division of the Company

	June 2002	Senior Executive Vice President and Managing Director of Global Business Division of the Company

Toyotaro Kato	July 1998 June 1999 June 2001 June 2002

Executive Vice President or the Company

Executive Vice President and Managing Director of Corporate Marketing Division of the Company

Executive Vice President and General Manager of Kanagawa Branch of the Company

Senior Executive Vice President of the Company

15

Name	History
Kimio Tani	June 1998	Senior Vice President and Managing Director of Information Systems Department of the Company

	April 2000	Senior Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

	June 2001	Executive Vice President and Managing Director of Corporate Strategy & Planning Department of the Company

	June 2002	Executive Vice President and Managing Director of MM Business Division of the Company

Kota Kinoshita	June 1998	Senior Vice President and Deputy Managing Director of Research & Development Division of the Company

	April 2001	President and Chief Executive Officer of DoCoMo Technology, Inc.

	November 2001	Senior Vice President, Managing Director of Research & Development Division and Chief Technology Officer of the Company

	June 2002	Executive Vice President, Managing Director of Research & Development Division and Chief Technology Officer of the Company

Kunio Ushioda	June 2000	Senior Vice President and Deputy Managing Director of Corporate Marketing Division of the Company

	June 2001	Senior Vice President and Managing Director of Corporate Marketing Division of the Company

	June 2002	Executive Vice President and Managing Director of Corporate Marketing Division of the Company

Noboru Inoue	June 2000	Senior Vice President and Managing Director of Public Relations Department of the Company

	July 2001	Senior Vice President and Managing Director of Marketing Planning Department of the Company

	June 2002	Executive Vice President and General Manager of Kanagawa Branch of the Company

Kunito Abe	June 1998	Senior Vice President of the Company

	December 1998	Senior Vice President and Managing Director of TQC Promotion Office of the Company

	June 2000	Senior Vice President and General Manager of Toranomon Branch of the Company

	July 2001	Senior Vice President and General Manager of Shibuya Branch of the Company

	June 2003	Senior Vice President and Managing Director of Corporate Citizenship Office

Tamon Mitsuishi	June 2002	Senior Vice President and Managing Director of MM Business Department of the Company

	July 2002	Senior Vice President and Managing Director of Ubiquitous Business Department of the Company

Toshiharu Nishigaichi	June 2002	Senior Vice President and Managing Director of Corporate Marketing Department II of the Company

16

Name	History
Minoru Hyuda	June 2002	Senior Vice President and Managing Director of Information Systems Department of the Company

	June 2003	Senior Vice President and General Manager of Marunouchi Branch of the Company

Yoshiaki Noda	June 2002	Senior Vice President and Managing Director of Personnel Development Department of the Company

Kiyoto Uehara	June 2001	Corporate Auditor of the Company

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Instructions for Exercising Your Voting Rights

—Online Voting via an i-mode-compatible cellular handset—

1.	If you wish to exercise your voting rights using an i-mode-compatible cellular handset, please access the website designated by the Company for the exercise of voting rights (http://www.evote.jp/) by one of the following methods:

☐	To access the designated website from “iMenu”

- Please access the site from “iMenu” following the directions below:

“iMenu”    →    ƒMenu list    →    DoCoMo Menu    →    DoCoMo Home Page (Kanto Koshin-estu)

→	IR information → Exercise of Voting Rights

→	UFJ Trust Bank (designated website for the exercise of voting rights) → Log-in

→	Input “Voting Right Exercise Code” and “Registered Password (or temporary password)”

[Compatible handset models] The website is accessible from all i-mode-compatible handsets except for some models (Please see Table of Compatible Handset Models on Page 21 herein).

☐	To access the designated website by directly inputting the URL (http//www.evote.jp/)
-	Please open the “internet screen” in the “i-mode” menu, and directly input the address in the “URL input screen” to access the website for the exercise of voting rights. For details of operation, please refer to the “instruction manual” for your cellular phone.

[Compatible handset models] All i-mode-compatible handsets except for some models (Please see Table of Compatible Handset Models on Page 21 herein).

(Note)	Subscription to the “i-mode” service is required to exercise your voting rights via an i-mode-compatible handset. If voting is done through either of the above methods, the cellular handset with which the voting right is exercised will be identified because information such as model name and serial number of the handset will be transmitted to us. This feature, however, will not transmit the cellular phone number or any other personal information. When the message below appears on the screen, you are requested to agree to the transmission of such cellular phone information.

18

2.	When voting rights are exercised from an i-mode-compatible phone, please use the “Voting Rights Exercise Code” and temporary password shown on the enclosed proxy form. They are required to input your votes in accordance with screen directions. To prevent improper access by persons other than the shareholder and the alteration of votes, it is requested that each shareholder convert his or her temporary password to a new one by accessing the voting website.

3.	Each time the general shareholders’ meeting is convened, notification will be given of a new “Voting Rights Exercise Code”. Shareholders who have agreed to receive notifications of the general shareholders’ meeting by electronic mail on their personal computers are requested to be mindful that the password provided remains in effect until changed by the shareholders.

(Note)	In the event you have forgotten your password or repeatedly input an incorrect code such that it disables use of your password, please obtain “Password Initialization Application Format” from UFJ Trust Bank, the Company’s registrar, fill out the necessary items, impress your seal thereupon, and return it to the address indicated on the format.

4.	Votes cast from an i-mode-compatible handset will be accepted until midnight on the day prior to the general shareholders’ meeting, i.e., June 17, 2003 (Thursday). Because of the time required for tabulation of the results, we request that you vote as early as possible.

5.	In the event that duplicate votes are received from a proxy and through electronic votes from an i-mode-compatible handset, the latter shall be deemed effective.

6.	In the event multiple votes are cast from an i-mode-compatible handset, the last vote made shall be deemed effective. Also, in the event that duplicate votes are received from online votes via personal computer and an i-mode-compatible phone, the last vote made shall be deemed effective.

7.	Please be aware that the communications charges required for accessing the voting website shall be borne by the shareholders.

For inquiries pertaining to the use of i-mode-compatible handsets, please contact:

UFJ Trust Bank (Help Desk)

0120-173-027 (Toll free number, 9:00-21:00)

19

—Online Voting from a Personal Computer—

1.	Exercise of voting rights from a personal computer can only be done through the Company’s designated website, http://www.koushi.ufjtrustbank.co.jp/.

2.	If you choose to exercise your voting rights from a personal computer, please use the “Voting Rights Exercise Code” and temporary password shown on the enclosed proxy form. They are required to input your votes in accordance with screen directions. To prevent improper access by persons other than the shareholder and the alteration of votes, it is requested that each shareholder convert his or her temporary password to a new one or obtain an electronic certificate by accessing the voting website.

3.	Each time the general shareholders’ meeting is convened, notification will be given of a new “Voting Rights Exercise Code”. Shareholders who have agreed to receive notifications of the general shareholders’ meeting by electronic mail on their personal computers are requested to be mindful that the password provided remains in effect until changed by the shareholders.

(Note) In the event you have forgotten your password or repeatedly input an incorrect code such that it disables the use of your password, please access UFJ Trust Bank’s website for the exercise of voting rights, http://www.evote.jp/ and download the “Password Initialization Application Format” from the “Personal Authentication” screen that appears after pressing the “Exercise Voting Rights” button or the “Various Applications” button, fill out the necessary items, impress your seal thereupon, and return it to the address indicated on the format.

4.	Votes cast from a personal computer will be accepted until midnight on the day prior to the general shareholders’ meeting, i.e., June 17, 2003 (Thursday). Because of the time required for tabulation of the results, we request that you vote as early as possible.

5.	In the event that duplicate votes are received from a proxy and through electronic votes from a personal computer, the latter shall be deemed effective.

6.	In the event multiple votes are cast from a personal computer, the last vote made shall be deemed effective. Also, in the event that duplicate votes are received from online votes via personal computer and an i-mode-compatible phone, the last vote made shall be deemed effective.

7.	Please be aware that the charges for accessing the voting website, such as dial-up connection fees, telephone charges, etc., shall be borne by the shareholders.

8.	The Company sends notifications of general stockholders’ meetings by electronic mail to shareholders who have agreed to receive notices in such fashion. Applications for electronic delivery of notices are accepted on the voting site. Shareholders who desire such notification for the next meeting are urged to complete the application.

For inquiries pertaining to the use of personal computers, please contact:

UFJ Trust Bank (Help Desk)

0120-173-027 (Toll free number, 9:00-21:00)

20

[Table of Compatible Handsets]

Series name	Model name	Compatibility
mova 501i	P501i	No
	D501i	No
	F501i	No
	N501i	No

mova 502i	P502i	No
	D502i	No
	F502i	No
	N502i	No
	SO502i	No
	SO502iWM	No
	N502it	No
	NM502i	No

	F502i	No
	SO502it	No

mova 503i	P503i	Yes
	F503i	Yes
	N503i	Yes
	SO503i	Yes
	D503i	Yes

mova 503iS	P503iS	Yes
	F503iS	Yes
	N503iS	Yes
	D503iS	Yes
	SO503iS	Yes

mova 504i	N504i	Yes
	F504i	Yes
	D504i	Yes
	P504i	Yes
	SO504i	Yes

mova 504iS	P504iS	Yes
	N504iS	Yes
	F504iS	Yes

mova 505i	D505i	Yes
	SO505i	Yes
	F505i	Yes
	SH505i	Yes
	N505i	Yes
	P505i	Yes

mova 505iS	D505iS	Yes
	SH505iS	Yes
	SO505iS	Yes
	N505iS	Yes
	P505iS	Yes
	F505iGPS	Yes

mova 209i	P209i	No
	F209i	No
	N209i	No
	D209i	No
	R209i	No
	KO209i	No
	P209iS	No

mova 210i	F210i	No
	N210i	No
	D210i	No
	P210i	No
	KO210i	No
	SO210i	No

mova 211i	F211i	Yes
	D211i	Yes
	N211i	Yes
	P211i	Yes
	SO211i	Yes
	R211i	Yes

mova 211iS	P211iS	Yes
	N211iS	Yes

mova 212i	SO212i	Yes
	F212i	Yes

mova 251i	SH251i	No
	D251i	Yes
	F251i	Yes
	N251i	Yes

mova 251iS	SH251iS	No
	D251iS	Yes
	P251iS	Yes
	N251iS	Yes

mova 252i	D252i	Yes
	SH252i	Yes
	N252i	Yes
	P252i	Yes

mova 252iS	P252iS	Yes

mova 6XX	R691i	No
	F671i	No
	R692i	Yes
	F671iS	Yes
	F611i	Yes
	F672i	Yes

Doccimo	SH821i	No
	N821i	No
	P821i	No

FOMA 2101V	P2101V	Yes
	D2101V	Yes
	SH2101V	Yes
	T2101V	Yes

FOMA 2002	N2002	Yes
	P2002	Yes

FOMA 2051	F2051	Yes
	N2051	Yes

FOMA 2102V	P2102V	Yes
	F2102V	Yes
	N2102V	Yes

FOMA 2701	N2701	Yes

FOMA 2001	N2001	No

FOMA 900i	F900i	Yes
	N900i	Yes
	P900i	Yes
	SH900i	Yes

(Note)	In order to ensure the security of information pertaining to the exercise of voting rights, the voting site for i-mode-compatible handsets is made accessible only from cellular phones capable of transmitting information with SSL encryption, etc. Access to the voting site cannot be made from cellular handsets that are not equipped with these capabilities.

21

—Broadcast of the 13th Ordinary General Meeting of Shareholders—

The 13th Ordinary General Meeting of Shareholders on June 18, 2004

will be broadcast on the Company’s home page

Home Page URL: http://www.nttdocomo.co.jp/

          To view, access “IR information” →”General Meeting of Shareholders”

[Live Broadcast]

Content: Live broadcast of the Meeting from start to close

*	In the Q&A session, only the voice of shareholders who have given us prior consent for broadcast and visual image of the directors’ seats will be delivered.

Date: June 18, 2004 (Thursday) from 10:00 a.m. to close of the Meeting

Viewing method: If you access “Broadcast of General Meeting of Shareholders” from the above-mentioned URL, a screen to input your password will appear. Input your “Voting Rights Exercise Code” and press the login button to view. The “Voting Rights Exercise Code” is presented in the enclosed proxy voting form.

[Recorded Broadcast]

Content: Recorded broadcast of the Meeting from start to close

*	Questions from shareholders will be delivered in text.

Period of broadcast: June 23, 2004 (Wednesday) to September 30, 2004 (Thursday)

Viewing method: Please access “Broadcast of General Meeting of Shareholders” from the above-mentioned URL.

“mova”, “i-mode”, “FOMA” and “iMenu” are trademarks or registered trademarks of NTT DoCoMo, Inc.

22

Informational Map to the Location of the General Meeting of Shareholders

Place of meeting:	Tsuru-no-ma Room on the Main Banquet Floor (First Floor)
Hotel New Otani
4-1 Kioicho, Chiyoda-ku, Tokyo, Japan

[Access]

(1)	Six minutes on foot from Kojimachi Station (No. 2 Exit) of the Tokyo Metro Subway Yurakucho Line
(2)	Six minutes on foot from Nagatacho Station (No. 7 Exit) of the Tokyo Metro Subway Hanzomon Line and Nanboku Line
(3)	Six minutes on foot from Akasakamitsuke Station (through Akasaka underground passage [D] and Exit to Kioicho) of the Tokyo Metro Subway Marunouchi Line and Ginza Line
(4)	Eight minutes on foot from Yotsuya Station (No. 1 Exit) of the Tokyo Metro Subway Marunouchi Line and Nanboku Line
(5)	Eight minutes on foot from Yotsuya Station (Kojimachi Exit) of the JR Chuo Line and Sobu Line

Request to attendees:	Please refrain from coming to the Meeting place by car, since the roads around the venue and parking lots are expected to be congested on the day of the Meeting.

23

Report for the 13th Fiscal Year

For the Year from April 1, 2003, to March 31, 2004

NTT DoCoMo, Inc.

MESSAGE FROM THE PRESIDENT

Dear Shareholders:

I am pleased to present this report of our business results for the 13th fiscal term (from April 1, 2003 to March 31, 2004).

During the term we endeavored to improve and strengthen core businesses based on the spread and expansion of FOMA services, and to enhance operating efficiency by revising our business processes, thereby reinforcing our corporate strengths and positioning for further growth. We also made strides in expanding our business areas through efforts to provide new value-added services, centering on our i-mode services. For FOMA services, we expanded the service area and also launched our “FOMA 900i” series, which incorporates new functions for third-generation mobile communications services. These moves helped to push the total number of FOMA subscribers over 3 million nationwide by the end of the term. Overseas, we achieved the steady globalization of our operations during the term. For example, in i-mode services provided through investments in and collaborations with overseas business partners attracted more than 2 million subscribers by January 2004, while through our FOMA services, we inaugurated international videophone call services between Japan and (i) the United Kingdom and (ii) Hong Kong.

Although the operating environment grew extremely difficult during the fiscal year, exacerbated by increasingly fierce competition between providers, efforts such as those I have described above enabled the NTT DoCoMo Group to increase the number of its cellular phone subscribers to above 45.9 million, of which i-mode subscribers accounted for 41 million. As a result, we achieved consolidated operating revenues of 5,048.1 billion yen, operating income of 1,102.9 billion yen, income before income taxes of 1,101.1 billion yen, and net income of 650.0 billion yen.

We aim to boost corporate value still further during fiscal 2004 by implementing a number of measures. The year has been designated the “Aim to achieve a huge leap in FOMA business”, during which we will strive to expand FOMA services still further, and at the same time we will pursue our goal of providing “cellular services useful for daily life and business,” through which we intend to create new value by providing mobile phone services that are an integral part of people’s everyday lives.

I hope that you will continue to honor us with your understanding and support.

May 2004

/S/ KEIJI TACHIKAWA
Keiji Tachikawa
President and CEO

BUSINESS REPORT

Documents attached to the “Notice of Convocation of the 13th Ordinary General Meeting of Shareholders”

(For the year from April 1, 2003 to March 31, 2004)

(Note)	The term “FY2003” hereinafter refers to the fiscal year ended March 31, 2004, and other fiscal years are referred to in a corresponding manner. All non-consolidated figures regarding results of operations in this report were prepared in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”), unless otherwise stated herein. Consolidated results contained herein were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), unless otherwise noted.

I.	Business Overview

1. Developments and Results of Operations

(1) General Business Conditions in the Japanese Cellular Phone Market

During the fiscal year ended March 31, 2004, difficult conditions in the Japanese economy persisted, as was reflected in the harsh employment situation. Nevertheless, as the world economy recovered, exports particularly to Asian countries rose, corporate earnings showed improvement, capital investment trended upwards and a recovery had gradually come apparent by the end of the fiscal year.

In the mobile communications market, factors such as the increasing penetration of cellular phones and the increasing diversity of customer needs sparked fiercer competition between carriers, who provided new fee-paying services and offered handsets with complex functional capabilities, including camera phones and third-generation mobile communications services. The net increase in the aggregate number of cellular phone and PHS users was 5.54 million during the term, pushing the total above 86.65 million by the end, of the fiscal year, representing a penetration rate of 67.9% of the total population and demonstrating continued expansion of the market.

Trends in the Number of Cellular and PHS Subscribers over the Past Six Fiscal Years

	8th Fiscal Term (FY1998)	9th Fiscal Term (FY1999)	10th Fiscal Term (FY2000)	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)
	(Thousands of subscribers)
NTT DoCoMo Group subscribers	25,247	30,797	37,838	42,705	45,549	47,519
Total subscribers in Japan	47,310	56,849	66,785	74,819	81,118	86,655

To respond to this market environment, NTT DoCoMo, Inc. (the “Company”) sought to strengthen its core business, through the spread and expansion of its FOMA service, while also reviewing business processes to enhance operating efficiency and reinforcing management capabilities in order to achieve sustained growth. Also, amid progressive globalization and IT orientation of economic and social activities, the Company expanded business areas built around its three growth vectors of “multimedia,” “ubiquity” and “globalization”, as part of its efforts to increase corporate value.

In particular, the year under review was designated a “step year” for spreading and expanding the FOMA service. In addition to enhancing basic capabilities by expanding the service area, making handsets more compact and lightweight, and improving standby battery hours, the Company promoted sales vigorously, backed by the appeal of relatively affordable packet communications charges. In addition, in February 2004 the Company launched the “FOMA 900i” series of handsets, incorporating new functions particular to third-generation mobile services. As a result, the number of FOMA subscribers reached more than 3 million at the end of the fiscal year.

The Company also sought to expand new business domains. Centered on the “i-mode” service, which topped 40 million subscribers nationwide in October 2003, and working together with other companies, the Company provided new value-added services that make use of external interface functions such as infrared communications and QR Code1. In addition, we worked actively to bring new services to the market, and through a joint venture company established with Sony Corporation, began trial operation of a service using cell phones incorporating FeliCa2 non-contact IC card technology.

As for global business development, we continued our efforts to spread the i-mode service worldwide, and in addition to the inauguration of i-mode services in June 2003 by Telefónica Móviles España S.A., a Spanish company, and in November 2003 by Wind Telecomunicazioni S.p.A., an Italian company, we concluded an i-mode licensing agreement with the COSMOTE Mobile Telecommunication S.A., a Greek company. The outcome of these efforts was that in January 2004, through a network of business partners built by equity participations and alliances, the number of overseas subscribers for the i-mode service topped 2 million. We also sought to ensure increasingly widespread use of third-generation mobile communications systems using W-CDMA technology by pursuing an international collaboration agreement with Hutchison Whampoa Limited of Hong Kong. Following the start of service in the United Kingdom in March 2003, Hutchison 3G HK Limited launched service in Hong Kong in January 2004. The steady globalization of the service was also marked by milestones such as the forging of international collaboration agreements with Singapore Telecom Mobile Pte Ltd. and Taiwan’s Far EasTone Telecommunications Co., Ltd.

Global Development of i-mode Services

	KPN Mobile		E-plus		BASE		Bouygues	Telefónica	Wind	KGT
	(Millions of subscribers)
Number of mobile phone subscribers*[1]	5.11		7.83		1.04		6.65	19.96	10.31	3.71
Number of i-mode subscribers*[2]	(a	)*[3]	(b	)*[3]	(c	)*[3]	0.57	0.30	—	0.197

(Notes)

*1.	Figures as of March 31, 2004 [Source: EMC]
*2.	Latest figures available from each operator
*3.	The total number of i-mode subscribers for the KPN Mobile Group: (a) + (b) + (c) =1.19 (as of March 2004)

Recognizing environmental issues as one of the most important ongoing managerial concerns, the entire group has taken steps to acquire certification for ISO14001, the international standard for environmental management, and almost all group companies have obtained it. In addition, active steps were taken to implement various measures that placed emphasis on environmental conservation and the impact of group activities on the environment, such as green procurement and purchasing; collecting and recycling used cellular phones to encourage the development of a recycling society; saving paper resources by offering an “e-billing” service that permits us to inform customers of invoice amounts through Web sites and e-mail; introducing electricity-saving cellular phones and communications equipment so as to halt their impact on global warming; and installing solar-and wind-powered equipment for base stations and other facilities so as to cut emissions of greenhouse gases.

The Company promoted various activities aimed at making contributions to society. These include using the concept of universal design to launch “mova F672i (Raku Raku PHONE III)”, a handset that people of all ages find easy to use; establishing the “DoCoMo Hearty Plaza”, designed to be a store that everyone finds pleasant to use; and introducing the “Hearty Discount”, a discount service for disabled persons. Together, they form part of the Company’s “DoCoMo Hearty Style” activities, which use Company products and services to encourage warmer personal exchanges between people.

The Company has also been taking steps to promote disaster countermeasures. For example, given that cellular phone systems have become a form of information infrastructure indispensable to people’s lives, the Company has initiated its “i-mode Disaster Message Board Service,” to serve as a new method of inquiring after people’s safety at times of earthquakes and other large-scale disasters.

In the area of legal compliance by corporate management, mechanisms have been put in place to pursue the constant improvement of business operations in a way that ensures compliance, including compliance training for management staff and each grade of employee, positioning a risk compliance leader in each unit of the Company, and creating an internal oversight system for ensuring adherence to the law and to corporate ethics.

As a result of the developments outlined above, the Company’s results showed increases in both revenues and profits. Key factors in that growth include the increased use of i-mode services, boosted by the spread of handsets with complex functional capabilities, and the diffusion and expansion of FOMA services, owing to the expansion of the FOMA service area and the enhancement of the handset lineup. For FY2003, the Company posted net income of 333.8 billion yen on a non-consolidated basis, and 650.0 billion yen on a consolidated basis.

The principal financial results are summarized in the table below.

	FY2002	FY2003	Change FY2002 -FY2003
	(Hundreds of millions of yen)	(Hundreds of millions of yen)	(Percent)
Non-consolidated
Operating revenues	24,768	26,331	6.3%
Operating income	4,552	5,272	15.8%
Recurring profit	6,332	5,335	(15.7%)
Net income	848	3,338	293.5%

Consolidated
Operating revenues	48,091	50,481	5.0%
Operating income	10,567	11,029	4.4%
Income before income taxes	10,430	11,011	5.6%
Net income	2,125	6,500	205.9%

(Note)	Consolidated financial statements contained herein are prepared and disclosed in accordance with U.S. GAAP (hereinafter the same.).

•	Trends in Operating Revenues over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Hundreds of millions of yen)
10th Fiscal Term(FY2000)	21,423	—
11th Fiscal Term (FY2001)	23,557	—
12th Fiscal Term (FY2002)	24,768	48,091
13th Fiscal Term (FY2003)	26,331	50,481

(Note)	Starting from FY 2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP.

•	Trends in Income before Income Taxes (Consolidated) and Recurring Profit (Non-Consolidated) over the Past Four Fiscal Years

	Income before income taxes (Consolidated)	Recurring profit (Non-Consolidated)
		(Hundreds of millions of yen)
10th Fiscal Term(FY2000)	2,929	—
11th Fiscal Term (FY2001)	4,064	—
12th Fiscal Term(FY2002)	6,332	10,430
13th Fiscal Term(FY2003)	5,335	11,011

(Note)	Starting from FY 2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP.

•	Trends in Net Income (Loss) over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Hundreds of millions of yen)
10th Fiscal Term (FY2000)	1,730	—
11th Fiscal Term (FY2001)	(3,107)	—
12th Fiscal Term (FY2002)	848	2,125
13th Fiscal Term (FY2003)	3,338	6,500

(Note)	Starting from FY 2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP.

(Notes)

*1.	QR Code is a two-dimensional code for expressing vertical and horizontal English alphanumeric character series, Japanese characters (kanji, kana, pictographs), images, etc. and is a registered trademark of Denso Wave Incorporated.
*2.	FeliCa, a contactless IC card technology developed by Sony Corporation, is a registered trademark of that company.

(2) Segment Information

Mobile Phone Business

For its mobile phone services, the Company inaugurated the “Melody Call” service, which has both music and voice content in its ring tones, and enables users to forward the music and other content they have installed to people who phone them. The Company took steps to vary and lower charges, including reducing usage fees for calls from fixed lines to cell phones; starting the “Nikagetsu Kurikoshi” scheme, which automatically carries forward for two months the communications allowances that have not been used in one month; and by varying the payment method for family discounts, thereby making it possible to make individual payments in addition to lump-sum payments.

The product lineup was also improved with the aim of satisfying the diverse requirements of users. In its FOMA service, the Company made vigorous efforts to market the “FOMA 900i” series, which incorporates an attractive array of functions, including “Large Capacity i-appli”, which increases i-appli content size; “Deco-mail”, which enables mail to be embellished in various ways; “Chara-den”, which makes it possible for people to switch their own image to that of a cartoon character when using videophones; and “Chaku-motion”, which informs users of incoming calls with “i-motion.” Meanwhile, in its mova service, the Company launched the “mova 505i” series, incorporating “Macromedia Flash*” and “i-appli DX”, which provides services that use data recorded in the handsets, and the “mova 505iS” series, incorporating as standard features a megapixel camera and barcode recognition capability, thereby enabling handsets to read information such as QR Code.

The Company progressively expanded the FOMA service area. Coverage of some 99% of Japan’s populated areas was attained by the end of the term. Within the existing service area, the Company worked to improve indoor coverage, such as within underground areas and inside buildings. In addition, the Company vigorously promoted sales of handsets by extending the coverage of “MOBILER’S CHECK” to encompass the FOMA service and widening “Yu Yu Call” discounts to include videophone transmissions. At the same time, owing to the expansion of the service area and the increasing variety of fees, efforts were made to bring about a steady shift from the mova service to the FOMA service.

For the i-mode service, the Company endeavored to create new usage opportunities through links with other business platforms. These efforts included the start of trials for various services, such as those for managing admissions to public venues with electronic tickets using QR Code; settling credit-card bills using infrared data transmission capabilities in cell phones; and using cellular phones incorporating the new FeliCa capability. The Company also worked to improve the convenience for i-mode customers by inaugurating the “i-mode My Box” service, enabling them to receive personalized information. Steps were also taken to provide customers with an environment in which they can use their mobile services with peace of mind, and to facilitate the spread of a healthy mobile Internet. These included the start of restricted access functions that limit connection to the Internet from i-mode handsets to sites on the i-mode menu, and stiffer measures to counter unwanted bulk e-mail, such as imposing a daily limit on the number of mail transmissions and suspending usage and canceling the agreements of i-mode subscribers who send bulk e-mail. As a result of these efforts, in October 2003, the number of i-mode subscribers nationwide topped 40 million.

In the area of mobile multimedia services, the Company launched an array of products designed to satisfy the diverse needs of users. These included the “sigmarion III” a mobile PDA with a full-keyboard; the “FOMA F2402” PC card-type terminal, capable of not only receiving, but also sending packet transmissions at a rate of 384Kbps; the “FOMA P2402”, the first FOMA compact flash card type terminal; the “F661i”, which provides safety and peace of mind through GPS functions enabling both navigation and access to emergency and other information; and the “mova F505iGPS”, which incorporates a megapixel camera in addition to having GPS capability. The year also saw the full-scale start of the “M-Stage V-Live” video streaming service on the FOMA network, and the broadening of the capabilities of “M-stage Visual Net,” a multipoint videoconferencing service, both aimed at boosting the spread of visual communications. Working to implement its multimedia and ubiquity business strategies, the Company inaugurated its “DoCommerce” i-mode virtual settlement service, introduced an invoicing agency service in addition to the Company’s credit settlement service, and adapted and expanded its “combien?” service to permit payments of charges using QR Code.

The spread of the mobile Internet has made it important to assure a high level of security through personal identity authentication. With this in mind, the Company inaugurated its “FirstPass” client authentication service to reduce the risk of impersonation by third parties and give clients peace of mind when using the Company’s services.

As for business activities aimed at corporate customers, the Company introduced the “Business Plan” to reduce call charges during daytime on weekdays, and began providing the “Business mopera access pro” service, which enables remote access through a single access line (whereas prior remote access service required setting up a dedicated line for each separate mobile communications service). Through such services, the Company is promoting the introduction of mobile corporate environments, and working to foster its solutions business through system proposals that take advantage of the features of the Company’s services.

In the field of satellite communications services, the Company has endeavored to provide a stable means of communication in the event of emergencies, as well as communications in mountainous areas and from ships. Advances in this area included reducing the size and weight of handsets, extending continuous transmissions and battery life, and for satellite packet transmission services, launching the “WIDESTAR • DUO” handset, which is capable of receiving communications at speeds of up to 64 Kbps.

*	Macromedia Flash is an application that makes possible varicolored animations on i-mode sites through conventional text only screens. “Macromedia” and “Macromedia Flash” are trademarks or registered trademarks of Macromedia, Inc. in the United States and other countries.

The number of subscribers and the results of the principal services in the Mobile Phone Business are summarized below.

[Subscribers, by service]

	Non-consolidated (Thousands of subscribers and percentage change from FY2002)	Consolidated (Thousands of subscribers and percentage change from FY2002)
Cellular services	18,733 4.6%	45,927 4.7%
FOMA services	1,446 570.3%	3,045 822.8%
i-mode services	16,752 9.6%	41,077 8.8%
Satellite mobile communications services	31 8.0%

(Note)	The numbers of i-mode service subscribers is the aggregates of mova subscribers (non-consolidated: 15,330,000 subscribers; consolidated: 38,080,000. subscribers) and FOMA subscribers (non-consolidated: 1,422,000 subscribers; consolidated: 2,997,000 subscribers).

[Business results]

	Non-consolidated (Hundreds of million of yen and percentage change from FY2002)	Consolidated (Hundreds of million of yen and percentage change from FY2002)
Mobile phone business operating revenues	25,667 6.7%	49,377 5.3%
Cellular services (mova) revenues	13,024 (5.5%)	31,565 (4.0%)
Cellular services (FOMA) revenues	874 735.4%	1,530 1023.8%
Packet communications services revenues	4,276 14.1%	10,207 15.2%
Mobile phone business operating income	5,394 15.2%	11,389 4.8%

(Note)	Cellular services (FOMA) revenues include FOMA packet communications services revenues (non-consolidated: 27.4 billion yen; consolidated: 49.9 billion yen).

•	Trends in Cellular Subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Thousands of subscribers)
10th Fiscal Term (FY2000)	14,876	36,026
11th Fiscal Term (FY2001)	16,730	40,783
12th Fiscal Term (FY2002)	17,912	43,861
13th Fiscal Term (FY2003)	18,733	45,927

•	Trends in i-mode Subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Thousands of subscribers)
10th Fiscal Term (FY2000)	8,151	21,695
11th Fiscal Term (FY2001)	12,814	32,156
12th Fiscal Term (FY2002)	15,280	37,758
13th Fiscal Term (FY2003)	16,752	41,077

•	Trends in Operating Income from Mobile Phone Business over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Hundreds of millions of yen)
10th Fiscal Term (FY2000)	3,771	—
11th Fiscal Term (FY2001)	4,411	—
12th Fiscal Term (FY2002)	4,681	10,872
13th Fiscal Term (FY2003)	5,394	11,389

(Notes)	The figure for the 10th fiscal term is unaudited.
Starting from FY 2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP.

PHS Business

In the PHS business area, the market as a whole was characterized by harsh operating conditions, reflected in a net downtrend in the number of subscribers. As a consequence, the Company concentrated management resources on data communications services.

In April 2003, the Company inaugurated the “@FreeD” flat-rate data communications service and launched the “P-in Free 1P” and “P-in Free 1S” card-type terminal adapted for these services, as well as introducing the “P-in Free 2PWL” card-type terminal, adapted for both PHS and wireless LAN usage. Priority was given to promoting the use of flat-rate data communications services, including the commencement of the “@FreeD Multi-line Discount” scheme, which gives discounts on basic monthly charges to customers subscribing to multiple lines under the same name through the “Flat-Rate Monthly Payment Plan”.

As a result, the Company achieved a net increase in the number of subscribers using card-type PHS terminals, but due to a greater decrease in the number of handset-type PHS subscribers, the overall number of PHS subscribers fell.

The number of subscribers and the results of the PHS Business are summarized below.

[Subscribers]

	Non-consolidated (Thousands of subscribers and percentage change from FY2002)	Consolidated (Thousands of subscribers and percentage change from FY2002)
PHS services	802 (5.6%)	1,592 (5.7%)

[Business results]

	Non-consolidated (Hundreds of millions of yen and percentage change from FY2002)	Consolidated (Hundreds of millions of yen and percentage change from FY2002)
PHS business operating revenues	468 (9.9%)	757 (11.0%)
PHS business operating income (loss)	(138) —	(355) —

•	Trends in PHS Services Subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Thousands of subscribers)
10th Fiscal Term (FY2000)	856	1,812
11th Fiscal Term (FY2001)	919	1,922
12th Fiscal Term (FY2002)	849	1,688
13th Fiscal Term (FY2003)	802	1,592

•	Trends in Operating Income (Loss) from PHS Business over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Hundreds of millions of yen)
10th Fiscal Term (FY2000)	(309)	—
11th Fiscal Term (FY2001)	(184)	—
12th Fiscal Term (FY2002)	(119)	(283)
13th Fiscal Term (FY2003)	(138)	(355)

(Notes)	The figure for the 10th fiscal term is unaudited.
Starting from FY 2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP.

“Quickcast” Business

The market size of the “Quickeast Business” continued to shrink, and the Company continued its efforts to reduce costs.

The number of subscribers and results of the “Quickcast” Business are summarized below.

[Subscribers]

	Non-consolidated (Thousands of subscribers and percentage change from FY2002)	Consolidated (Thousands of subscribers and percentage change from FY2002)
“Quickcast” services	164 (24.9%)	457 (24.4%)

[Business results]

	Non-consolidated (Hundreds of millions of yen and percentage change from FY2002)	Consolidated (Hundreds of millions of yen and percentage change from FY2002)
“Quickcast” business operating revenues	65 (16.3%)	60 (26.1%)
“Quickcast” business operating income (loss)	17 —	(19) —

•	Trends in “Quickcast” Services Subscribers over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Thousands of subscribers)
10th Fiscal Term (FY2000)	401	1,098
11th Fiscal Term (FY2001)	298	827
12th Fiscal Term (FY2002)	218	604
13th Fiscal Term (FY2003)	164	457

•	Trends in Operating Income (Loss) from “Quickcast” Business over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Hundreds of millions of yen)
10th Fiscal Term (FY2000)	(86)	—
11th Fiscal Term (FY2001)	(15)	—
12th Fiscal Term (FY2002)	(31)	(65)
13th Fiscal Term (FY2003)	17	(19)

(Notes)	The figure for the 10th fiscal term is unaudited.
Starting from FY 2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP.

Miscellaneous Business

For international roaming services, the Company made efforts to cater to further globalization by starting the “WORLD WING” service for FOMA users, which makes it possible for users traveling overseas to use the same phone numbers they use in Japan, simply by inserting a FOMA card into any GSM* handset. For mova users, we launched the “WORLD WALKER (PLUS)” service, which allows use of one dedicated handset in multiple countries and regions.

As for the Company’s “WORLD CALL” service, which enables international calls to be placed from cellular phones, we supplemented existing voice call services by providing international videophone calls and 64 Kbps data transmissions using FOMA-compatible handsets. This has made it possible to exchange international videophone calls with users in the United Kingdom and Hong Kong, where compatible W-CDMA services are provided.

The convenience of the “Mzone” public wireless LAN service was enhanced during the year. Developments included the provision of roaming with other carriers and the “Fixed Daily Plan” to permit unlimited usage at any time of the day or night, in addition to improvements in security.

Group companies have also expanded into new business areas through the development and proposal of new systems that take advantage of their own technologies and know-how.

The results of Miscellaneous Business are summarized below.

[Business results]

	Non-consolidated (Hundreds of millions of yen and percentage change from FY2002)	Consolidated (Hundreds of millions of yen and percentage change from FY2002)
Miscellaneous business operating revenues	130 15.7%	287 12.5%
Miscellaneous business operating income (loss)	(0) —	14 (67.1%)

*	GSM means Global System for Mobile Communications, a wireless communications standard for digital mobile phones used primarily in Europe.

•	Trends in Operating Income (Loss) from Miscellaneous Business over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Hundreds of millions of yen)
10th Fiscal Term (FY2000)	(10)	—
11th Fiscal Term (FY2001)	(10)	—
12th Fiscal Term (FY2002)	21	43
13th Fiscal Term (FY2003)	(0)	14

(Notes)	The figure for the 10th fiscal term is unaudited.
Starting from FY 2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP.

The principal new services and products launched by the Company during FY2003 are summarized in the table below.

Principal new services launched during FY2003

Name	Overview
@FreeD	PHS service through which data communications to compatible access points can be used at a flat rate

DoCommerce	Service for making a variety of settlements for shopping on the mobile Internet

WORLD WING	International roaming service for FOMA users, which makes it possible for users traveling overseas to use the same phone numbers they use in Japan by simply inserting a FOMA card into any GSM handset

FirstPass	Client authentication service compatible with FOMA services

Melody Call	Service that has both music and voice content in its ring tones, enabling users to transfer music and other content they have installed to people who phone them

MOBACHEMAIL	Service enabling users of i-mode services to send gift checks, with attached messages, that can be applied to monthly phone bills

i-mode My Box	Service that enables i-mode service customers to access personalized member sites without inputting IDs or passwords

Business mopera access pro	Service enabling remote access from FOMA, mova, DoPa, PHS, and WIDESTAR services by linking corporate users’ internal networks to the Company’s network through a single access line

Principal new products launched in FY2003

Name	Overview
FOMA F900i	Handset that incorporates a sweep-type fingertip sensor, and connects to PCs via dedicated cable to share use of schedulers, phone books organizers, etc.
FOMA N900i	Stylish handset with a beautiful arc-shaped profile, incorporating a camera with a recording resolution of 2 megapixels
FOMA P900i	Handset incorporating an auto-focus camera and with 10 interchangeable decorative jackets
FOMA SH900i	Handset incorporating an auto-focus camera with an effective resolution of 2.02 megapixels
FOMA N2701	Dual-mode handset that can be used with both the FOMA and mova services
FOMA 2102V series	Handset series incorporating videophone capabilities as a standard feature
FOMA 2402 series	PC card and compact flash—card-type FOMA handsets
mova 505iS series	Handset series with both barcode recognition capability and a mega-pixel camera as standard features
mova 252i series	Cameraphone handset series for i-mode services . capable of receiving transmissions at speeds up to 28.8 Kbps, and enabling use of Chat Mail for real-time digital conversations
mova 211iS series	Handset series for i-mode services
mova F661i	Handset compatible with i-mode services and GPS capabilities
mova F505iGPS	Handset with GPS capabilities and incorporating a mega-pixel camera
mova F672i (“Raku Raku PHONE III”)	Handset for i-mode services with functions that people of all ages find easy to use, and incorporating a pedometer feature
P-in Free 1 series	Series of compact flash—card-type PHS terminals adapted for the “@FreeD” scheme
P-in Free 2PWL	Series of compact flash—card-type PHS terminals adapted for both PHS and wireless LAN usage
WRISTOMO	Wristwatch-type wearable PHS handset
sigmarion III	Full-keyboard mobile PDA with a Windows* CE.NET operating system
WIDESTAR•DUO	Satellite handset useable with satellite packet services

*	“Windows” is a registered trademark of Microsoft Corporation of the United States in the United States and other countries.

Operating revenues and operating income (loss) from each business area in FY2003 were as described below.

Non-consolidated

Business	FY2002 (Hundreds of millions of yen, and as a percentage of operating revenue)		FY2003 (Hundreds of millions of yen, and as a percentage of operating revenue)		Change from FY2002 to FY2003 (Percent)
Operating revenues
Mobile phone business	24,056	97.1%	25,667	97.5%	6.7%
PHS business	520	2.1%	468	1.8%	(9.9%)
“Quickcast” business	78	0.3%	65	0.2%	(16.3%)
Miscellaneous business	112	0.5%	130	0.5%	15.7%
Total	24,768	100.0%	26,331	100.0%	6.3%

Operating income (loss)
Mobile phone business	4,681	—	5,394	—	15.2%
PHS business	(119)	—	(138)	—	—
“Quickcast” business	(31)	—	17	—	—
Miscellaneous business	21	—	(0)	—	—
Total	4,552	—	5,272	—	15.8%

Consolidated

Business	FY2002 (Hundreds of millions of yen, and as a percentage of operating revenue)		FY2003 (Hundreds of millions of yen, and as a percentage of operating revenue)		Change from FY2002 to FY2003 (Percent)
Operating revenues
Mobile phone business	46,904	97.5%	49,377	97.8%	5.3%
PHS business	850	1.8%	757	1.5%	(11.0%)
“Quickcast” business	81	0.2%	60	0.1%	(26.1%)
Miscellaneous business	255	0.5%	287	0.6%	12.5%
Total	48,091	100.0%	50,481	100.0%	5.0%

Operating income (loss)
Mobile phone business	10,872	—	11,389	—	4.8%
PHS business	(283)	—	(355)	—	—
“Quickcast” business	(65)	—	(19)	—	—
Miscellaneous business	43	—	14	—	(67.1%)
Total	10,567	—	11,029	—	(4.4%)

(3) Capital Expenditures

Total capital expenditures for FY2003 amounted to 389.3 billion yen on a non-consolidated basis and 805.5 billion yen on a consolidated basis. This was used primarily for the efficient construction and installation of equipment and facilities to accommodate increased demand for communications, improve network reliability, introduce new services and expand the FOMA service area.

The capital expenditures for mobile phone services were allocated to add new or expand existing base stations, switches, transmission lines and other facilities for the purpose of maintaining and improving communications quality and increasing coverage in underground areas and inside buildings. Also, in view of the shift of communications demand from voice calls to packet communications, the Company lowered the network costs of packet communications by building an “IP Router Network”, a core IP network based on optical transmission routing. Facility construction was also undertaken with the aim of further improving the convenience and reliability of i-mode service.

For PHS service, the Company constructed network equipment with the aim of improving the efficiency of facilities and meeting the increase in demand for the “@FreeD” service.

Principal facilities and equipment completed during FY2003 are presented below.

Principal facilities completed during FY2003

Item	Non-consolidated	Consolidated
Cellular services
mova
Newly installed base stations	209 stations	683 stations
Local switches	1 unit	9 units
FOMA
Newly installed base stations	1,675 stations	6,824 stations
Local switches	—	9 units
Packet local switches	1 unit	11 units
PHS
Newly installed base stations	2,962 stations	4,028 stations
Long-distance transmission lines	42 sections	146 sections
Buildings for telecommunications facilities	—	3 sites

Trends in Capital Expenditures* over the Past Four Fiscal Years

	Non-consolidated	Consolidated
		(Hundreds of millions of yen)
10th Fiscal Term (FY2000)	5,856	—
11th Fiscal Term (FY2001)	5,768	—
12th Fiscal Term (FY2002)	4,454	8,540
13th Fiscal Term (FY2003)	3,893	8,055

(Note) Starting from FY2002, consolidated financial statements are prepared and disclosed in accordance with U.S. GAAP.

*	For reconciliation of these non-GAAP financial measures, see “Reconciliations between the Disclosed Non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures”.

Distribution of Capital Expenditures by Segment (FY2003; Consolidated)

Consolidated (%)
FOMA services	48.6
mova services	10.5
i-mode services	6.6
PHS Business	1.5
“Quickcast” Business	0.0
Common facilities (telecommunications system, etc)	23.9
Transmission lines	8.9

(Note)	Segment figures include unaudited data.

(4) Financing Activities

During FY2003, the Company raised no funds by such means as the issuance of corporate bonds or long-term debt.

(5) Research and Development Activities

Research and development activities carried out by the Company during FY2003 centered on expanding and reinforcing FOMA services, enhancing the functional capabilities of i-mode services, and providing advanced and diversified services by increasing the capacity and reducing the cost of existing communications networks. The Company also carried out basic research on technologies for the future advancement of mobile communications.

Research and development expenditures during the term totaled 122.3 billion yen. Principal research and development activities are described below.

For mobile phone services, the Company developed the “i-appli DX”, which provides services such as those that use data recorded in handsets, implemented development of handsets that incorporate GPS capabilities, and carried out the development of systems that update software through remote wireless downloads. The Company also implemented field trials of a new mobile service that uses cell phones incorporating FeliCa non-contact IC card technology.

For its FOMA service, the Company conducted research and development to improve the stability of its network system, in addition to developing compact base station equipment that makes it possible to build out areas in keeping with the conditions at installation sites. In order to give handsets advanced functional capabilities, the Company took steps to enhance basic performance, such as improving standby battery hours, incorporating videophone functions as standard features, expanding i-appli content size and developing dual-mode handsets capable of being used with both the FOMA and mova services. The Company also carried out development directed at the creation of international roaming services and international videophones. Other development included that of prototype dual-mode terminals compatible with both FOMA and wireless LANs, as well as the development of HSDPA*, which is aimed at the eventual realization of high-speed, efficient packet communications.

As for PHS services, the Company undertook the development of the world’s first commercially viable wristwatch-type PHS handset, and developed dual-mode terminals compatible with both wireless LANs and PHS.

With respect to future technologies, the Company’s research and development were directed at the realization of flexible and economical networks. The Company conducted research and development on network transport technologies that can carry both voice and data using IP technology, research and outdoor trials for wireless access methods to enable high-speed packet transmission at speeds of up to 100 Mbps, and basic research to create new forms of communications suitable for a ubiquitous communications society.

•	Trends in Research and Development Expenses over the Past Four Fiscal Years

Non-consolidated
(Hundreds of millions of yen)
10th Fiscal Term (FY2000)	953
11th Fiscal Term (FY2001)	1,001
12th Fiscal Term (FY2002)	1,258
13th Fiscal Term (FY2003)	1,223

*	HSDPA: High Speed Downlink Packet Access, a high-speed packet communications technology adopted in the W-CDMA communications standard.

2.	Issues Facing the Company

In Japan’s mobile communications market, competition between carriers is projected to grow more intense as the penetration rate of mobile phones in the population rises, and the needs of customers diversify. In this environment, the Company will endeavor to provide products and services adapted to users’ needs, diversify and lower charges, and further enhance its own competitiveness, while at the same time striving to secure new subscribers, reduce cancellations, and promote the use of its services. The Company is also committed to improving operating efficiency through the ongoing revision of its business processes, enhancing its management capabilities by conducting a review of unprofitable businesses, while at the same time vigorously expanding business areas built around its three long-standing growth vectors of “multimedia”, “ubiquity”, and “globalization”.

As for FOMA services, we have designated FY2004 as the “Aim to achieve a huge leap in FOMA business”, during which efforts will be made to achieve further expansion . To that end, we will improve our lineup of products with more advanced handset capabilities, while also working to provide sophisticated and varied services for visual communications and the transmission of music, images, and text. To enable customers to use these diverse mobile phone services without worrying about usage charges, in June 2004 we will introduce the “pake-hodai” flat-rate packet communications service, and in May 2004 we will enhance customer convenience by lowering prices in our Packet Pack plans. We will also take steps to ensure the service area is expanded efficiently, working to increase FOMA coverage in underground and indoor areas and maintaining and improving network quality within the existing service area.

With the objective of providing “cellular services useful for daily life and business”, and building on current voice. mail, and Internet mobile communications services, we will work to evolve mobile phone services that area integral part of everyday life. This will be achieved by linking to our services through external interface capabilities, such as infrared communications, QR Code, and non-contact IC chips.

Through these efforts to promote multimedia and ubiquitous services, we will work with other companies to promote a “Linkage with bricks & mortar service”, which fuses mobile multimedia services with a variety of other commercial transactions, and create business opportunities through value-added services that do not exist within a framework of revenues derived from metered communications charges.

To make further progress in our globalization strategy, we will endeavor to ensure the spread of i-mode services, which through equity affiliates and alliance partners have already been launched in six European countries and Taiwan, as well as working to enable Japanese i-mode customers to use i-mode services not only within Japan, but also overseas. In addition, to ensure that FOMA international videophone services are usable in more countries, we will increase the number of regions where connections can be made. Through these efforts, we aim to bring about “Global Mobility Support” that allows customers to communicate “anytime, anywhere, with anyone” on a global scale, while also creating new earnings opportunities overseas and persisting in the steady development of our overseas operations.

We will position ourselves to react flexibly to both stiffening competition and major changes in the surrounding business environment. We will do so by maintaining our vigorous efforts to expand our business domains, and by pursuing the evolution of mobile phone services that not only provide a communications and IT infrastructure, but also constitute an infrastructure providing people with peace of mind and safety in their daily lives. In this way, we will aim to create new value, and by doing so enhance our corporate value.

3.	Historical Data on Non-Consolidated Financial Results and Assets

	10th Fiscal Term (FY 2000)	11th Fiscal Term (FY 2001)	12th Fiscal Term (FY 2002)	13th Fiscal Term (FY 2003)
Operating revenues (Millions of yen)	2,142,353	2,355,760	2,476,821	2,633,194

Recurring profit (Millions of yen)	292,938	406,471	633,278	533,544

Net income (loss) (Millions of yen)	173,005	(310,720)	84,850	333,851

Earnings (loss) per share (yen)	17,978	(30,960)	1,698	6,724

Total assets (Millions of yen)	4,460,718	4,252,097	4,483,130	4,513,294

Shareholders’ equity (Millions of yen)	2,728,774	2,405,426	2,448,293	2,347,481

(Notes)

1.	Earnings per share is calculated using the average number of outstanding shares in each fiscal term. In calculating the earnings per share for the 12th term, it is assumed that the share splits carried out during the term were conducted at the beginning of the term.

Starting from the 12th term, earnings per share is calculated applying the “Accounting Standard for Earnings Per Share” (Accounting Standards Board of Japan Statement No. 2) and the “Implementation Guidance for Accounting Standard for Earnings Per Share” (Accounting Standards Board of Japan Implementation Guidance No.4).

2.	In the 10th fiscal year (FY2000), the Company endeavored to reinforce its core businesses through network quality enhancements and charge reductions, among other things. At the same time, various new services and products, including “i-appli,” were launched as a step toward the full-scale deployment of mobile multimedia. As a consequence, operating revenues rose to 2,142,353 million yen, while recurring profit and net income amounted to 292,938 million yen and 173,005 million yen, respectively.
3.	In the 11th term, to further enrich its core businesses, the Company launched its FOMA service and promoted the use of other mobile multimedia services. On the other hand, extraordinary losses of 947,441 million yen were incurred from the write-down of shares in investee affiliates. Operating revenues, recurring profit and net loss for the term were 2,355,760 million yen, 406,471 million yen, and 310,720 million yen, respectively.
4.	In the 12th term, the Company took steps to enhance management capabilities by reducing operating costs and sustaining efficient group management. Also, in parallel with the improving and strengthening of core businesses, the Company expanded its business areas built around its three growth vectors of “multimedia”, “ubiquity”, and “globalization”. On the other hand, extraordinary losses of 602,000 million yen were incurred from the write-down of shares in investee affiliates. As a result, the Company posted operating income of 2,476,821 million yen, recurring profit of 633,278 million yen, and net income of 84,850 million yen.
5.	Developments in the 13th term (FY2003) are explained in Section 1 above, “Developments and Results of Operations”.

II.	Corporate Overview (as of March 31, 2004)

1.	Principal Businesses

The Company primarily engages in the operation of mobile phone, PHS, and “Quickcast” services. The main service lines in each business segment are summarized in the table below.

Main Service Lines

Business	Service lines
Mobile phone business	Cellular (mova) services, Cellular (FOMA) services, packet communications services, satellite mobile communications services, in-flight telephone services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

“Quickcast” business	“Quickcast” (radio paging) services and sales of “Quickcast” equipment

Miscellaneous business	International dialing services and other miscellaneous businesses

(Note)	In-flight telephone services in the mobile phone business category were terminated on March 31, 2004.

2.	Principal Offices

Headquarters:	11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo, Japan

Branches:	Marunouchi Branch, Shinjuku Branch, Shibuya Branch, Tama Branch, Kanagawa Branch, Chiba Branch, Saitama Branch, Ibaraki Branch, Tochigi Branch, Gunma Branch, Yamanashi Branch, Nagano Branch, Niigata Branch

3.	Employees

No. of employees (non-consolidated) (change from March 31, 2003)	Average age	Average length of service
5,876 (increased by 244)	35.4 years old	12.3 years

(Notes)	1.	The number of employees includes 125 persons seconded from other companies, but does not include 1,549 persons seconded from the Company to other companies.
	2.	In calculating the average length of service for the employees who were transferred from Nippon Telegraph and Telephone Corporation (“NTT”) or other companies in the NTT Group or the former NTT Central Personal Communications Network, Inc., their years of service at their respective previous companies are included in the calculation. The 125 secondees from other companies are excluded from the calculation of average length of service.

4.	Shares of the Company

(1)	Total number of authorized shares: 191,500,000 shares

(2)	Total number of outstanding shares: 50,180,000 shares

(3)	Number of shareholders: 360,261

(4)	Principal shareholders

Name	Holdings in the Company		The Company’s ownership in each shareholder
	No. of shares held	Percentage of voting rights	No. of shares held	Percentage of voting rights
Nippon Telegraph and Telephone Corporation	30,894,000	63.58	0	0.00

Japan Trustee Services Bank, Ltd. (Trust Account)	2,311,746	4.76	0	0.00

The Master Trust Bank of Japan, Ltd. (Trust Account)	1,817,672	3.74	0	0.00

State Street Bank and Trust Company	557,993	1.15	0	0.00

The Mitsubishi Trust and Banking Corporation (Trust Account)	263,029	0.54	0	0.00

Trust & Custody Services Bank, Ltd. (Trust Account B)	247,521	0.51	0	0.00

UFJ Trust Bank Ltd. (Trust Account A)	233,541	0.48	0	0.00

The Chase Manhattan Bank, N.A. London	228,411	0.47	0	0.00

Trust & Custody Services Bank, Ltd. (Trust Account A)	212,835	0.44	0	0.00

Designated Separately-Managed Account Trustee Mitsui Asset Trust and Banking Company, Limited (1 Account)	208,503	0.43	0	0.00

(Note)	The Company’s holdings of treasury stock (1,583,635.82 shares) are not included in the above figures.

(5)	Repurchase, Disposal or Ownership of Shares by the Company

(a) Repurchase of shares

Common stock: 1,576,221.59 shares

Amount of repurchase: 394,903 million yen

(b) Disposal of Shares

Common stock: 2,179.66 shares

Amount of disposal: 599 million yen

(c) Shares held by the Company as of March 31, 2004

Common stock: 1,583,635.82 shares

Distribution of Ownership among Shareholders

(%)
Nippon Telegraph and Telephone Corporation	61.57
Financial institutions (including Securities companies)	16.23
Foreign corporations, etc.	11.58
Individuals and others	5.92
Treasury stocks	3.16
Other corporations	1.54

5.	Condition of the Corporate Group

(1) Relationship with the Parent Company

Although the Company’s parent company Nippon Telegraph and Telephone Corporation (“NTT”), currently owns 30,894,000 shares in the Company (with 63.58% of the voting rights), the Company operates its business, mainly in the field of wireless telecommunications under its own managerial responsibilities within the NTT Group.

The content of services, benefits, and appropriate compensation for basic research and development and group management and/or operation provided by NTT is covered by contract between NTT and the Company.

(2) Major Subsidiaries

The Company engages in mobile phone and other businesses in the Kanto-Koushinetsu region. The other regions are divided into eight areas, in each of which a wholly owned subsidiary of the Company provides mobile phone and other services. Business operations are conducted in an integrated manner by the group as a whole.

Company	Capitalization	Percentage of voting rights owned by the Company	Principal business
	(Millions of yen)
NTT DoCoMo Hokkaido, Inc.	15,630	100.00%	Mobile phone business PHS business “Quickcast” and other businesses
NTT DoCoMo Tohoku, Inc.	14,981	100.00%
NTT DoCoMo Tokai, Inc.	20,340	100.00%
NTT DoCoMo Hokuriku, Inc.	3,406	100.00%
NTT DoCoMo Kansai, Inc.	24,458	100.00%
NTT DoCoMo Chugoku, Inc.	14,732	100.00%
NTT DoCoMo Shikoku, Inc.	8,412	100.00%
NTT DoCoMo Kyushu, Inc.	15,834	100.00%

(3) Consolidated Results

The following is an overview of the Company’s consolidated business results.

Item	Previous Term (FY 2002)	This Term (FY 2003)	Percentage change
	(Millions of Yen)	(Millions of Yen)
Consolidated operating revenues	4,809,088	5,048,065	5.0%
Consolidated operating income	1,056,719	1,102,918	4.4%
Consolidated net income	212,491	650,007	205.9%

(Note)

At the end of FY2003, the number of consolidated subsidiaries (including the important subsidiaries from the previous term, was 36, and the number of unconsolidated subsidiaries and affiliated companies accounted for by the equity method was 44.

(4) Developments in the Corporate Group

Investments and other major activities during FY2003 are summarized below.

•	In accordance with the acquisition proposal made in October 2003 by Far EasTone Telecommunications Co., Ltd. (“FET”), a Taiwanese company, for KG Telecommunications Co., Ltd. (“KGT”), a Taiwanese company, FET and KGT companies concluded a share purchase agreement. Upon the closing of that agreement, KGT ceased to be an affiliate of the Company and became a wholly owned subsidiary of FET. In April 2004, the Company exchanged its holdings of KGT shares for FET shares (equivalent to an approximately 5% equity stake) and cash (approximately 2.5 billion NT dollars).

•	In November 2003, the Company established DoCoMo Communications Laboratories Beijing Co., Ltd. in the People’s Republic of China, in order to conduct research in the field of advanced mobile communications technology, centering on fourth-generation mobile communications services and subsequent wireless technologies.

•	In December 2003, the Company sold its entire holding of shares in DoCoMo AOL, Inc., which subsequently ceased to be an affiliate of the Company.

•	In December 2003, the Company reached agreement with Brasilcel, N.V. (“Brasilcel”), a Brazilian company, on selling its entire holding of shares in Brazil’s Sudestecel Participações S.A. to Brasilcel.

•	The Company underwrote the shares issued for a capital increase by FeliCa Networks, Inc., which was established by the Company and Sony Corporation for the purpose of joint-venture operations in the field of non-contact IC cards. As a result, the Company acquired 40% of that company’s voting rights in January 2004, and FeliCa Networks, Inc. became its affiliate.

•	In February 2004, AT&T Wireless Services, Inc. (“AWS”) of the U.S. reached agreement with Cingular Wireless LLC, also of the U.S., on an acquisition proposal made by the latter. The completion of this transaction in the future would have an impact on the relationship between the Company and AWS, including an exchange of AWS shares held by the Company for cash.

6.	Principal Creditors

Creditor	Outstanding loan balance	No. of Company shares held by creditors
		No. of shares held	Percentage of voting rights
	(Millions of yen)
Mizuho Corporate Bank, Ltd.	52,500	148,905	0.31%

The Mitsubishi Trust and Banking Corporation	40,000	0	0.00%

The Dai-ichi Mutual Life Insurance Company	35,000	96,000	0.20%

National Mutual Insurance Federation of Agricultural Cooperatives	22,000	0	0.00%

Meiji Yasuda Life Insurance Company	21,000	0	0.00%

Shinkin Central Bank	20,000	0	0.00%

UFJ Trust Bank Limited	20,000	7,700	0.02%

The Sumitomo Trust and Banking Company, Limited	20,000	2,000	0.00%

The Bank of Tokyo-Mitsubishi, Ltd.	17,500	57,462	0.12%

Nippon Life Insurance Company	12,000	67,158	0.14%

Sumitomo Life Insurance Company	12,000	0	0.00%

7.	Directors and Auditors

Position	Name	Primary responsibilities
President and CEO	Keiji Tachikawa

Senior Executive Vice President	Shiro Tsuda

Managing Director of Global Business Division,

in charge of overseeing Information Systems Department, Procurement and Supply Department, Intellectual Property Department, Personnel Development Department, Affiliated Companies Department and Corporate Strategy & Planning Department

Senior Executive Vice President	Toyotaro Kato	In charge of overseeing Internal Audit Office, Corporate Citizenship Office and the following branches: Marunouchi, Shinjuku, Shibuya, Tama, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano and Niigata

Senior Executive Vice President	Masao Nakamura	Managing Director of Marketing Division, and in charge of overseeing Customer Satisfaction Department and Public Relations Department

Executive Vice President	Kimio Tani	Managing Director of Mobile Multimedia Division

Executive Vice President	Masayuki Hirata	Managing Director of Accounts and Finance Department, and Chief Financial Officer

Executive Vice President	Kota Kinoshita	Managing Director of Research and Development Division, Chief Technology Officer

Executive Vice President	Kunio Ishikawa	Managing Director of Network Division

Executive Vice President	Kunio Ushioda	Managing Director of Corporate Marketing Division

Executive Vice President	Noboru Inoue	General Manager, Kanagawa Branch

Executive Vice President	Kei-ichi Enoki	Managing Director of i-mode Business Division Managing Director of i-mode Business Department

Executive Vice President	Yasuhiro Kadowaki	Managing Director of General Affairs Department

Senior Vice President	Kunito Abe	Managing Director of Corporate Citizenship Office

Senior Vice President	Takanori Utano	Managing Director of Research and Development Planning Department

Senior Vice President	Kiyoyuki Tsujimura	Managing Director of Corporate Strategy & Planning Department

Position	Name	Primary responsibilities
Senior Vice President	Shunichi Tamari	Managing Director of Service Quality Management Department

Senior Vice President	Tamon Mitsuishi	Managing Director of Ubiquitous Business Department

Senior Vice President	Toshiharu Nishigaichi	Managing Director of Corporate Marketing Department II

Senior Vice President	Takashi Sakamoto	Managing Director of Public Relations Department

Senior Vice President	Shuro Hoshizawa	Managing Director of Corporate Marketing Department I

Senior Vice President	Minoru Hyuga	General Manager, Marunouchi Branch

Senior Vice President	Yoshiaki Noda	Managing Director of Personnel Development Department

Senior Vice President	Hideki Niimi	Managing Director of Procurement and Supply Department

Senior Vice President	Yojiro Inoue	Managing Director of DIG Promotion Office

Senior Vice President	Harunari Futatsugi	Managing Director of Network Planning Department

Senior Vice President	Bunya Kumagai	Managing Director of Sales Promotion Department

Senior Vice President	Masayuki Yamamura	General Manager, Department I, Nippon Telegraph and Telephone Corporation

Corporate Auditor	Keisuke Nakasaki

Corporate Auditor	Shinichi Nakatani

Corporate Auditor	Satoshi Fujita

Auditor	Kiyoto Uehara

Auditor	Michiharu Sakurai	(also a Professor in the School of Business Administration at Senshu University)

(Note)

1.	Among the Directors, Mr. Masayuki Yamamura is an outside director, as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code of Japan.
2.	Among the Corporate Auditors, Messrs. Keisuke Nakasaki, Satoshi Fujita, Kiyoto Uehara, and Michiharu Sakurai are auditors from outside the Company, as provided in Article 18, Paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (Kabushiki-Kaisha).”
3.	Changes in Directors and Auditors during the term
(1)	Appointments
i.	At the 12th ordinary general meeting of shareholders held on June 19, 2003, Messrs. Yojiro Inoue, Harunari Futatsugi, and Bunya Kumagai were newly elected and appointed as Directors, and Messrs. Satoshi Fujita and Michiharu Sakurai were elected and appointed as Corporate Auditors.
(2)	Retirements
i.	Messrs. Hideaki Yumiba, Yoshiaki Aigami, and Eiji Hagiwara retired as Directors as of the close of the 12th ordinary general meeting of shareholders held on June 19, 2003, and Corporate Auditor Mr. Kiyomi Kamiya retired as of the close of the same meeting.

III.	Important Subsequent Events

As of April 1, 2004, the Company has expanded the discount for mobile phone (mova and FOMA) services provided under the “Family Discount” service, which provides discounts for basic monthly charges, calling charges, and communications charges as between family members.

As of May 1, 2004, flat-rate communications charges were reduced for the “FOMA Packet Pack”, a discount flat-rate payment service for mobile phone (FOMA) packet communications charges.

Throughout this report, amounts prepared based on domestic accounting standards are truncated to the nearest unit, and amounts prepared in accordance with U.S. accounting standards are rounded off to the nearest unit.

*	“FOMA”, “i-mode”, “mova”, “Hearty Discount”, “Hearty Style”, “Melody Call”, “Nikagetsu Kurikoshi”, “i-appli”, “Deco-mail”, “Chara-den”, “i-motion”, “Chaku-motion”, “i-appli DX”, “MOBILER’S CHECK”, “Yu Yu Call”, “sigmarion”, “M stage V live”, “M-stage visual net”, “DoCommerce”, “combien?”, “FirstPass”, “Business mopera”, “mopera access”, “access pro “WIDESTAR • DUO”, “@FreeD”, “P-in Free”, “Quickcast”, “WORLD WING”, “WORLD WALKER(PLUS)”, “WORLD CALL”, “Mzone”, “MOBACHEMAIL “DoPa”, “WRISTOMO”, and “pake-hodai” are trademarks or registered trademarks of NTT DoCoMo, Inc. All other product names appearing in this report are trademarks or registered trademarks of the relevant companies.

NON-CONSOLIDATED BALANCE SHEET

(March 31, 2004)

			(Millions of yen)
ASSETS		LIABILITIES
Non-current assets		Long-term liabilities
Non-current assets for telecommunication businesses		Bonds	745,969
Property, plant and equipment	1,153,687	Long-term borrowings	191,067
Machinery and equipment	442,926	Liability for employees’ severance payments	60,658
Antenna facilities	135,922	Reserve for point loyalty programs	36,945
Satellite mobile communications facilities	9,924	Other long-term liabilities	195
Terminal equipment	0	Total long-term liabilities	1,034,836
Telecommunications line facilities	1,003
Pipe and hand holes	695
Buildings	223,231
Structures	18,958	Current liabilities
Other machinery and equipment	11,758	Current portion of long-term debt	110,019
Vehicles	212	Accounts payable, trade	258,761
Tools, furniture and fixtures	138,273	Accounts payable, other	192,928
Land	101,082	Accrued expenses	6,694
Construction in progress	69,697	Accrued taxes on income	172,250
Intangible assets	418,430	Advances received	5,697
Rights to use utility facilities	3,006	Deposits received	372,149
Computer software	392,062	Other current liabilities	12,475
Patents	194	Total current liabilities	1,130,977
Leasehold rights	2,695
Other intangible assets	20,471
Total non-current assets for telecommunication businesses	1,572,118	TOTAL LIABILITIES	2,165,813
Investments and other assets
Investment securities	34,598	SHAREHOLDERS’ EQUITY
Investments in capital	398
Investments in affiliated companies	824,268	Common stock	949,679
Long-term loan receivable from an affiliated company	39,118
Long-term prepaid expenses	3,112	Capital surplus
Deferred income taxes	511,207	Additional paid-in capital	292,385
Other investments and other assets	33,727	Other capital surplus	971,190
Allowance for doubtful accounts	(867)	Total capital surplus	1,263,575
Total investments and other assets	1,445,564
Total non-current assets	3,017,682	Earned surplus
Current assets		Legal reserve	4,099
Cash and bank deposits	801,596	Voluntary reserve	157,000
Accounts receivable, trade	358,778	Unappropriated retained earnings	360,266
Accounts receivable, other	184,998	[including Net income]	[333,851	]
Inventories and supplies	51,099	Total earned surplus	521,366
Advances	2,387
Prepaid expenses	5,634	Net unrealized gains on securities	9,759
Deferred income taxes	28,910
Short-term loans	65,000	Treasury stock	(396,900)
Other current assets	5,689
Allowance for doubtful accounts	(8,483)	TOTAL SHAREHOLDERS’ EQUITY	2,347,481
Total current assets	1,495,611
TOTAL ASSETS	4,513,294	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,513,294

(Note)	Amounts are truncated to the nearest one million yen.

NON-CONSOLIDATED STATEMENT OF INCOME

(Year ended March 31, 2004)

(Millions of yen)
Recurring profits and losses
Operating revenues and expenses
Telecommunication businesses
Operating revenues	2,123,155
Voice transmission services	1,404,548
Data transmission services	457,301
Other	261,305
Operating expenses	1,599,157
Sales expenses	708,047
Maintenance	107,594
General expenses	44,835
Administrative expenses	51,783
Research cost	87,295
Depreciation	370,762
Loss on disposal of property, plant and equipment and intangible assets	24,421
Communication network charges	188,826
Taxes and public dues	15,589
Operating income from telecommunication businesses	523,997
Supplementary businesses
Operating revenues	510,039
Operating expenses	506,740
Operating income from supplementary businesses	3,299
Total operating income	527,297
Non-operating revenues and expenses
Non-operating revenues	26,916
Interest income and discounts	1,990
Dividend income	13,789
Gain on sale of investment securities	1,416
Foreign exchange gains	482
Lease and rental income	1,732
Miscellaneous income	7,503
Non-operating expenses	20,669
Interest expense and discounts	5,065
Interest expense-bonds	8,061
Loss on write-off of inventories	2,767
Impairment of investment securities	675
Miscellaneous expenses	4,099
Recurring profit	533,544
Special profits and losses
Special losses	18,682
Write-downs of investments in affiliated companies	18,682
Income before income taxes	514,861
Income taxes-current	174,000
Income taxes-deferred	7,010
Net income	333,851
Retained earnings brought forward	51,143
Interim dividend	24,728
Unappropriated retained earnings	360,266

(Note)	Amounts are truncated to the nearest one million yen.

Significant Accounting Policies

1.	Depreciation of non-current assets

(1)	Property, plant and equipment

Depreciation of property and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on the straight-line method.

(2)	Intangible assets

Intangible assets are amortized using the straight-line method.

Computer software for internal use is amortized on the straight-line method over its estimated useful life.

2.	Valuation of securities

a. Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method.

b. Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the fiscal year with unrealized gains and losses, net of applicable deferred tax assets/liabilities, not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method. Available-for-sale securities whose fair value is not readily determinable are stated primarily at moving-average cost.

3.	Valuation of Inventories

Inventories are stated at cost. The cost of telecommunications equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

4.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the fiscal year and the resulting translation gains or losses are included in current earnings.

5.	Allowance for doubtful accounts, liability for employees’ severance payments and reserve for point loyalty programs

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally at an amount computed based on the historical bad debt experience plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ severance payments

In order to provide for the employees’ retirement benefits, the Company accrues the liability as of the end of the fiscal year in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses are expensed as incurred.

Prior service cost is amortized on the straight-line method over the average remaining service periods of the employees at the time of recognition.

(3)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club”, that are reasonably estimated to be redeemed by its customers in the following fiscal years based on historical data are accounted for as a reserve for point loyalty programs.

6.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Notes to Non-Consolidated Balance Sheet

1. Non-current assets for telecommunications businesses include those used in the General Type II Telecommunications Carrier business, the Special Type II Telecommunications Carrier business, and supplementary businesses, because these amounts were not significant.

2. Accumulated depreciation of property, plant and equipment was 1,298,784 million yen.

3. Investments in subsidiaries included in the amount of investments in affiliated companies were as follows:

Investments in equity shares of subsidiaries	814,578 million yen
Investments in capital of subsidiaries	665 million yen

4. Monetary assets and liabilities due from or to subsidiaries and the controlling shareholder were as follows:

(1) Subsidiaries:

Long-term monetary assets	500 million yen
Short-term monetary assets	315,774 million yen
Short-term monetary liabilities	430,338 million yen

(2) Controlling shareholder:

Short-term monetary assets	15 million yen

5. Assets or liabilities due from or to subsidiaries and affiliates, the amount of which exceeded one percent of total assets or total liabilities and shareholders’ equity of the Company, were as follows:

Accounts receivable, trade	92,782 million yen
Accounts receivable-other	157,518 million yen
Short-term loans	65,000 million yen
Deposits received	369,311 million yen

6. Unrealized gains on marketable securities as stipulated in Paragraph 3 of Article 124 of Regulations regarding the Commercial Code of Japan were 9,759 million yen.

7. The Company’s guarantee (contingent liability) was 17 million yen (1,293 thousand Hong Kong dollars).

Notes to Non-Consolidated Statement of Income

1.	Operating revenues and operating expenses from transactions with subsidiaries were 292,635 million yen and 189,016 million yen, respectively.

Non-operating transactions with subsidiaries totaled 72,227 million yen.

2.	Operating revenues and operating expenses from transactions with the controlling shareholder were 0 million yen and 14,643 million yen, respectively.

Non-operating transactions with the controlling shareholder were 0 million yen.

3.	Revenues and expenses related to the General Type II Telecommunications Carrier business and the Special Type II Telecommunications Carrier business were included in supplementary businesses, because these amounts were not significant.

4.	Non-operating revenues of which revenue from subsidiaries and affiliates exceeded 10 percent of the total were as follows:

Dividend income:	13,625 million yen

5.	“Write-downs of investments in affiliated companies” mainly relates to the impairment charges recognized on investments in the following subsidiaries;

DCM Capital LDN (UK) Limited [Ultimate investee: Hutchison 3G UK Holdings Limited]	16,842 million yen

Mobimagic Co., Ltd.	1,840 million yen

6.	Net income per share was 6,724.83 yen

7.	For FOMA services, “pake-hodai” service will be introduced on June 1, 2004, providing a flat-rate packet communications service that gives subscribers unlimited use of i-mode services in exchange for a flat monthly fee.

PROPOSAL FOR APPROPRIATION OF RETAINED EARNINGS

(yen)
Unappropriated retained earnings	360,266,992,789

The above shall be appropriated as follows:

Cash dividends	48,596,364,180
1,000 yen per share Ordinary: 500 yen per share Commemorative: 500 yen per share
Officers’ bonuses	147,828,000
including Auditors’ bonuses	22,575,000
Special depreciation reserve	9,925,976,644
General reserve	201,000,000,000
Retained earnings carried forward	100,596,823,965

(Notes)

1.	On November 20, 2003, an interim dividend was distributed in the amount of 24,728,011,510 yen (500 yen per share).
2.	The special depreciation reserve is set aside pursuant to the Special Taxation Measures Law.

(English Translation of the Original Auditor’s Report Issued in the Japanese Language)

Independent Auditor’s Report

May 6, 2004

The Board of Directors

NTT DoCoMo, Inc.

KPMG AZSA & CO.

SHIGERU IWAMOTO
Representative and Engagement Partner
Certified Public Accountant

HIDEKI AMANO
Representative and Engagement Partner
Certified Public Accountant

TAKUJI KANAI
Representative and Engagement Partner
Certified Public Accountant

We have audited the statutory report, that is the non-consolidated balance sheet, the non-consolidated statement of income, the business report (limited to accounting matters) and the proposal for appropriation of retained earnings, and its supporting schedules (limited to accounting matters) of NTT DoCoMo, Inc. for the 13th business year from April 1, 2003 to March 31, 2004 in accordance with Article 2.1 of “the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Kabushiki Kaisha”. With respect to the aforementioned business report and supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company. These statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting policies used by management, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes audit procedures for subsidiaries considered necessary.

As a result of the audit, our opinion is as follows:

(1) The non-consolidated balance sheet and the non-consolidated statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2) The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(3) The proposal for appropriation of retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4) With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

All subsequent events stated in the business report will have a material effect on the financial position or the results of operations of the Company in the following business years.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

(Note)	Asahi & Co., our independent auditor, merged with Azsa & Co. on January 1, 2004, and the resulting company was named KPMG AZSA & Co.

[Translation]

Report of Corporate Auditors

We, the Board of Corporate Auditors of NTT DoCoMo, Inc. (hereinafter “the Company”), following a review and discussion of the individual reports made by each Corporate Auditor concerning the method and the results of his/her audit of the execution by Directors of their duties in the 13th fiscal year ended March 31, 2004, prepared this Report of Corporate Auditors and hereby submit our report as follows:

1. Summary of Auditing Methods

In accordance with the auditing plan determined by the Board of Corporate Auditors, each Corporate Auditor attended the meetings of the Board of Directors and other significant meetings; obtained reports on business operations from the Directors and others; reviewed documents which approve material matters; conducted investigations regarding the status of the business operations and properties of the head office and other major offices; received reports and explanations from the independent accounting firm; and reviewed the auditing results.

When necessary, each Corporate Auditor requested business reports from subsidiaries and conducted investigations regarding the status of the business operations and properties of subsidiaries.

In addition to the above auditing methods, each Corporate Auditor, to the extent necessary, requested reports from Directors and others, to review the status of the following kinds of transactions: Director’s transactions in competition with the Company; any transactions involving conflict of interests between Directors and the Company; any dealings in which the Company provided benefits without compensation; unusual dealings between the Company and subsidiaries or shareholders; and repurchase or disposal of the Company’s own shares.

2. Results of the Audit

We are of the opinion that:

(1) Regarding the execution of their duties by Directors, including their duties relating to the subsidiaries, there were no instances of misconduct or material matters in violation of the laws and regulations or the Articles of Incorporation.

We did not find any violations of the duties of Directors regarding: transactions in competition with the Company, transactions involving conflict of interests between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual dealings between subsidiaries or shareholders or repurchase or disposal of the Company’s own shares;

(2) The auditing methods and results of the independent accounting firm, KPMG AZSA & Co., are reasonable and satisfactory;

(3) The business report (eigyo-hokokusho) (limited to matters other than accounting matters) presents fairly the conditions of the Company in accordance with the laws and regulations and the Articles of Incorporation;

(4) There are no matters which we must point out, in light of the financial condition of the Company and other factors, regarding the agenda of appropriation of retained earnings; and

(5) The supporting schedules (fuzoku-meisaisho) (limited to matters other than accounting matters) states all matters which should be stated therein and there are no matters which we must point out.

Date: May 13, 2004

Board of Corporate Auditors of NTT DoCoMo, Inc.
Keisuke Nakasaki, Full-time Corporate Auditor	seal
Shinichi Nakatani, Full-time Corporate Auditor	seal
Satoshi Fujita, Full-time Corporate Auditor	seal
Kiyoto Uehara, Corporate Auditor	seal
Michiharu Sakurai, Corporate Auditor	seal

(Note)	Corporate Auditors, Mr. Keisuke Nakasaki, Mr. Satoshi Fujita, Mr. Kiyoto Uehara and Michiharu Sakurai are outside auditors in accordance with the provisions under Article 18, paragraph 1 of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Joint Stock Corporations (Kabushiki Kaisha)”.

(APPENDIX 1)

CONSOLIDATED BALANCE SHEET [U.S. GAAP]

March 31, 2004

			Millions of yen
			(UNAUDITED)
ASSETS		LIABILITIES AND SHAREHOLDERS’ EQUITY
Current assets:		Current liabilities:
Cash and cash equivalents	838,030	Current portion of long-term debt	136,642
Accounts receivable, net	616,131	Accounts payable, trade	666,838
Inventories	127,269	Accrued payroll	43,142
Deferred tax assets	92,662	Accrued interest	1,975
Prepaid expenses and other current assets	111,225	Accrued taxes on income	318,011
Total current assets	1,785317	Other current liabilities	125,030
Property, plant and equipment:		Total current liabilities	1,291,638
Wireless telecommunications equipment	4,109818
Buildings and structures	619,501	Long-term liabilities:
Tools, furniture and fixtures	580,099	Long-term debt	954,954
Land	188,717	Employee benefits	133,954
Construction in progress	169,562	Other long-term liabilities	176,964
Accumulated depreciation	(2,965,192)	Total long-term liabilities	1,265,872
Total property, plant and equipment, net	2,702,505
Non-current investments and other assets:		TOTAL LIABILITIES	2,557,510
Investments in affiliates	324,155
Marketable securities and other investments	62,191	Minority interests in consolidated subsidiaries	61
Intangible assets, net	506,777
Goodwill	133,354	Shareholders’ Equity:
Other assets	195,406
Deferred tax assets	522,561	Common stock	949,680
Total non-current investments and other assets	1,774,444
TOTAL ASSETS	6,262,266	Additional paid-in capital	1,311,013

		Retained earnings	1,759,548

		Accumulated other comprehensive income	81,355

		Treasury stock	(396,901)

		TOTAL SHAREHOLDERS’ EQUITY	3,704,695
		TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	6,262,266

(Note)	Amounts are rounded off per one million yen.

(APPENDIX 2)

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME [U.S. GAAP]

Year ended March 31, 2004

Millions of yen
(UNAUDITED)
Operating revenues:
Wireless services	4,487,912
Equipment sales	560,153
Total operating revenues	5,048,065
Operating expenses:
Cost of services (exclusive of items shown separately below)	712,571
Cost of equipment sold (exclusive of items shown separately below)	1,094,332
Depreciation and amortization	720,997
Selling, general, and administrative	1,417,247
Total operating expenses	3,945,147
Operating income	1,102,918
Other expense (income):
Interest expense	13,216
Interest income	(1,917)
Other, net	(9,504)
Total other expense (income)	1,795
Income before income taxes	1,101,123
Income taxes:
Current	446,182
Deferred	(17,066)
Total income taxes	429,116
Equity in net losses of affiliates	(21,960)
Minority interests in earnings of consolidated subsidiaries	(40)
Net income	650,007
Other comprehensive income (loss):
Unrealized losses on available-for-sale securities	12,238
Revaluation of financial instruments	(13)
Foreign currency translation adjustments	(9,862)
Minimum pension liability adjustment	16,055
Comprehensive income	668,425

(Note)	Amounts are rounded off per one million yen.

EARNINGS PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	49,622,595
Basic and diluted earnings per share (yen)	13,099.01

(APPENDIX 3)

CONSOLIDATED STATEMENT OF CASH FLOWS [U.S. GAAP]

Year ended March 31, 2004

Millions of yen
(UNAUDITED)
I. Cash flows from operating activities:
1. Net income	650,007
2. Adjustments to reconcile net income to net cash provided by operating activities:
(1) Depreciation and amortization	720,997
(2) Deferred taxes	(12,539)
(3) Loss on sale or disposal of property, plant and equipment	35,005
(4) Equity in net losses of affiliates	17,433
(5) Minority interests in earnings of consolidated subsidiaries	40
(6) Changes in current assets and liabilities:
Increase in accounts receivable, trade	(90)
Increase in allowance for doubtful accounts	1,458
Increase in inventories	(59,954)
Increase in accounts payable, trade	19,577
Increase in other current liabilities	28,866
Increase in accrued taxes on income	186,166
Decrease in liability for employee benefits	(15,746)
Decrease in tax refunds receivable	106,308
Other, net	32,715

Net cash provided by operating activities	1,710,243
II. Cash flows from investing activities:
1. Purchases of property, plant and equipment	(625,284)
2. Purchases of intangible and other assets	(177,645)
3. Purchases of investments	(12,787)
4. Loan advances	(38,307)
5. Other, net	6,714

Net cash used in investing activities	(847,309)
III. Cash flows from financing activities:
1. Repayment of long-term debt	(245,411)
2. Payments to acquire treasury stock	(394,903)
3. Principal payments under capital lease obligations	(5,716)
4. Dividends paid	(49,813)
5. Proceeds from short-term borrowings	155,300
6. Repayment of short-term borrowings	(165,300)
7. Other, net	(13)

Net cash used in financing activities	(705,856)
IV. Effect of exchange rate changes on cash and cash equivalents	1

V. Net increase in cash and cash equivalents	157,079
VI. Cash and cash equivalents at beginning of year	680,951

VII. Cash and cash equivalents at end of year	838,030

Supplemental disclosures of cash flow information
Cash received during the year for:
Tax refunds	107,200
Cash paid during the year for:
Interest	16,384
Income taxes	259,883
Non-cash investing and financing activities:
Purchase of minority interest of consolidated subsidiaries through share exchanges	439
Assets acquired through capital lease obligations	4,469

(Note)	Amounts are rounded off per one million yen.

(APPENDIX 4)

SELECTED CONSOLIDATED FINANCIAL DATA AND RATIOS [U.S. GAAP]

(Note)	Starting from the 12th Fiscal Term), the Company has elected to prepare and disclose consolidated financial statements in accordance with U.S. GAAP. Consolidated financial data for the 10th and 11th Fiscal Terms prepared in accordance with U.S. GAAP are provided below for reference.

Item	10th Fiscal Term (FY 2000)	11th Fiscal Term (FY 2001)	12th Fiscal Term (FY 2002)	13th Fiscal Term (FY 2003)
				(Hundreds of millions of yen)
Operating revenues	41,781	46,593	48,091	50,481

Income before income taxes	7,581	9,564	10,430	11,011

Net income (loss)	4,018	(1,162)	2,125	6,500

Capital expenditures (*1)	10,128	10,323	8,540	8,055

Item	10th Fiscal Term (FY 2000)	11th Fiscal Term (FY 2001)	12th Fiscal Term (FY 2002)	13th Fiscal Term (FY 2003)
Earnings per share (*2) (yen)	8,350	(2,315)	4,254	13,099

EBITDA (*1) (Hundreds of millions of yen)	14,253	16,806	18,363	18,589

EBITDA margin(*1) (percent)	34.1%	36.1%	38.2%	36.8%

Return on capital employed (ROCE) (percent)	20.6%	21.1%	22.1%	22.9%
<ROCE after tax effect> (*1) (percent)	11.9%	12.2%	12.8%	13.3%

Return on equity (ROE) (percent)	15.2%	(3.5%)	6.3%	18.1%

Return on assets (ROA) (percent)	15.7%	15.8%	17.2%	17.9%

Operating margin (percent)	18.6%	21.5%	22.0%	21.8%

Shareholders’ equity per share (*2) (yen)	66,134	65,601	69,274	76,234

(Note)
*1.	For reconciliation of these non-GAAP financial measures, see “Reconciliations between the Disclosed Non-GAAP Financial Measures and the Most Directly comparable GAAP Financial Measures”.
*2.	Each figure has been adjusted to reflect the Company’s five-for-one stock split that took effect in May 2002.

Reconciliations between the Disclosed non-GAAP Financial Measures and the Most Directly Comparable GAAP Financial Measures

1.	Capital Expenditures

	10th Fiscal Term (FY2000)	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)
	(Hundreds of millions of yen)
Capital expenditures	10,128	10,323	8,540	8,055

Effects of timing difference between acquisition dates and payment dates	(553)	304	108	(26)

Purchases of property, plant and equipment	(8,034)	(8,632)	(7,005)	(6,253)
Purchases of intangible and other assets	(1,541)	(1,995)	(1,642)

(Note)	Capital expenditures are calculated on an accrual basis for the purchases of property, plant and equipment, and intangible and other assets.

2.	EBITDA and EBITDA Margin

	10th Fiscal Term (FY2000)	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)
	(Hundreds of millions of yen and percent)
a. EBITDA	14,253	16,806	18,363	18,589

Depreciation and amortization expenses + Losses on sale or disposal of property, plant and equipment	(6,467)	(6,797)	(7,795)	(7,560)

Operating income	7,786	10,009	10,567	11,029

Non-operating expenses (net)	(205)	(445)	(138)	(18)
Income taxes	(3,173)	(3,996)	(4,545)	(4,291)
Equity in net losses of affiliates	(178)	(6,440)	(3,242)	(220)
Minority interests in earnings of consolidated subsidiaries	(213)	(290)	(160)	(0)
Cumulative effect of accounting change	—	—	(357)	—

b. Net income	4,018	(1,162)	2,125	6,500

c. Operating revenues	41,781	46,593	48,091	50,481

EBITDA margin (=a/c)	34.1%	36.1%	38.2%	36.8%

Net income margin (=b/c)	9.6%	(2.5%)	4.4%	12.9%

(Note)	The Company’s EBITDA and EBITDA margin differ from the definitions in Item 10 (e) of the U.S. Securities and Exchange Commission’s Regulation S-K, and the figures may not be able to be accurately compared with those of other companies.

3.	ROCE After Tax Effect

	10th Fiscal Term (FY2000)	11th Fiscal Term (FY2001)	12th Fiscal Term (FY2002)	13th Fiscal Term (FY2003)
	(Hundreds of millions of yen and percent)
a. Operating income	7,786	10,009	10,567	11,029

b. Operating income after tax effect {=a*(1-effective tax rate)}	4,516	5,805	6,129	6,397

c. Capital employed	37,838	47,415	47,725	48,101

ROCE before tax effect (=a/c)	20.6%	21.1%	22.1%	22.9%

ROCE after tax effect (=b/c)	11.9%	12.2%	12.8%	13.3%

(Notes)	Capital employed = Two fiscal year ends average of (Shareholders’ equity + Interest bearing liabilities)
Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt Effective tax rate = 42%

Memorandum for Shareholders

Business term:	March 31 of each year

Day for deciding shareholders to whom second-half dividends will be paid:	March 31 of each year

Day for deciding shareholders to whom interim dividends will be paid:	September 30 of each year

Reregister of ownership of shares:	Transfer agent
UFJ Trust Bank Ltd.
1-4-3 Marunouchi, Chiyoda-ku, Tokyo

Office which receives mail:	Office for transaction of business
Corporate Agency Department of UFJ Trust Bank Ltd.
7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081

Office which receives telephone inquiries:	Tel.: 03-5683-5111
Agencies: Branches of UFJ Trust Bank Ltd. nationwide

Newspaper in which announcement will be made:	The Nihon Keizai Shimbun

The progress of the 13th regular general shareholders’ meeting, to be held on June 18 this year, will be made public on our Web site.

Home page URL:	http://www.nttdocomo.co.jp/
You will be able to view the progress by clicking “information for investors” and then “general shareholders’ meeting”
[Simultaneous relay]
Content of what will be made public:	Progress from the beginning to the end
* As for the part covering questions from shareholders, the voice of shareholders who will consent to the opening of their questions to the public and the images of directors will be released.
Time and date of release:	From 10:00 a.m. on Friday, June 18, 2003 to the end of the general shareholders’ meeting
How to peruse:	When you access “progress of general shareholders’ meeting” using the URL given above, the display for inputting password will be indicated. Then you will input the “voting rights exercise code” and click the “login” button. The “voting rights exercise code” is written on the form for voting rights exercise.
[Videotaped relay]
Content of what will be made public:	Progress from the beginning to the end
* The part covering questions from shareholders will be made public in the text form.
Period of release:	From Wednesday, June 23, 2003 to Thursday, September 30, 2003
How to peruse:	You can peruse the videotaped relay by accessing “progress of the general shareholders’ meeting” using the URL given above.

NTT DoCoMo, Inc.

Sanno Park Tower, 11-1, Nagata-cho 2-chome, Chiyoda-ku, Tokyo 100-6150, Japan

Phone:03-5156-1111

http://www.nttdocomo.co.jp/